Prospect Supplement To Prospectus Dated July 18, 2014	Filed Pursuant to Rule 424(b)(3) Registration No. 333-197494

Vertex Energy, Inc.

2,700,000 Shares of Common Stock
__________________

This prospectus relates to the sale by certain stockholders named in this prospectus listed under “Selling Shareholders” beginning on page 38 of this prospectus, of up to 2,700,000 shares of our common stock, par value $0.001 per share. Throughout this prospectus, we refer to these stockholders as the selling shareholders.

We are not selling any securities covered by this prospectus and will not receive any of the proceeds from the sale of such shares by the selling shareholders. We are registering shares of common stock on behalf of the selling shareholders. The selling shareholders or their donees, pledgees or other transferees may sell or otherwise transfer the shares of common stock offered by this prospectus from time to time either directly or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions from the selling shareholders, the purchasers of the shares, or both. These sales or dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying market prices determined at the time of sale or at negotiated prices. See “Plan of Distribution” beginning on page 46 of this prospectus for more information about how the selling shareholders may sell or otherwise transfer the shares of common stock offered hereby.

We have agreed to pay certain expenses related to the registration of the offer and sale of the shares of our common stock pursuant to the registration statement of which this prospectus forms a part. Each selling stockholder will be responsible for all other costs and expenses in connection with the sale of their shares of common stock, including brokerage commissions or dealer discounts.

In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 of the Securities Act of 1933, as amended (the “Securities Act”) may be sold under Rule 144 rather than pursuant to this prospectus.

Our common stock is listed on the NASDAQ Capital Market under the symbol “VTNR”. The closing price for our common stock on July 17, 2014 was $8.16 per share.

Investing in our securities involves risks. You should carefully consider the risk factors beginning on page 10 of this prospectus and set forth in the documents incorporated by reference herein before making any decision to invest in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is July 29, 2014.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission (the “SEC”). This prospectus relates to the resale by the selling shareholders listed in this prospectus of up to 2,700,000 shares of our common stock. We will not receive any proceeds from the resale of any of the shares by the selling shareholders. We have agreed to pay for the expenses related to the registration of the shares being offered by the selling shareholders.

You should read this prospectus and any prospectus supplement, including all documents incorporated herein or therein by reference, together with additional information described under “Where You Can Find More Information” and “Incorporation of Documents By Reference” before making an investment decision.

This prospectus does not contain all the information provided in the registration statement we filed with the SEC. For further information about us or our securities offered hereby, you should refer to that registration statement, which you can obtain from the SEC as described below under “Where You Can Find More Information.”

You should rely only on the information contained or incorporated by reference in this prospectus or a prospectus supplement. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. This prospectus and any accompanying prospectus supplement are not an offer to sell or the solicitation of an offer to buy any securities other than the securities to which they relate and are not an offer to sell or the solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make an offer or solicitation in that jurisdiction. You should assume that the information appearing in this prospectus or any prospectus supplement, as well as information we have previously filed with the SEC and incorporated by reference, is accurate as of the date of those documents only. Our business, financial condition, results of operations and prospects may have changed since those dates.

We will disclose any material changes in our affairs in a post-effective amendment to the registration statement of which this prospectus is a part, a prospectus supplement, or a future filing with the SEC incorporated by reference in this prospectus.

Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the securities and the distribution of this prospectus outside of the United States.

In this prospectus, we may rely on and refer to information regarding the refining, re-refining, used oil and oil and gas industries in general from market research reports, analyst reports and other publicly available information. Although we believe that this information is reliable, we cannot guarantee the accuracy and completeness of this information, and we have not independently verified any of it. In addition, assumptions and estimates of our and our industry’s future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors” beginning on page 10 of this prospectus. These and other factors could cause our future performance to differ materially from our assumptions and estimates.

Please see the “Glossary of Selected Terms” incorporated by reference as Exhibit 99.1 to the registration statement of which this prospectus forms a part, for a list of abbreviations and definitions used throughout this prospectus.

Unless the context otherwise requires, references in this prospectus and the accompanying prospectus supplement to “we,” “us,” “our,” the “Company,” “Vertex” and “Vertex Energy” refer to Vertex Energy, Inc. and its subsidiaries. All dollar amounts in this prospectus are in U.S. dollars unless otherwise stated. You should read the entire prospectus before making an investment decision to purchase our securities.

PROSPECTUS SUMMARY

The following summary highlights material information found in more detail elsewhere in, or incorporated by reference in, the prospectus. It does not contain all of the information you should consider. As such, before you decide to buy our securities, in addition to the following summary, we urge you to carefully read the entire prospectus and documents incorporated by reference herein or in any prospectus supplement, especially the risks of investing in our securities as discussed under “Risk Factors” herein and therein. The following summary is qualified in its entirety by the detailed information appearing elsewhere in this prospectus.

General

We are an environmental services company that recycles industrial waste streams and off-specification commercial chemical products. Our primary focus is recycling used motor oil and other petroleum by-products.  We are engaged in operations across the entire petroleum recycling value chain including collection, aggregation, transportation, storage, refinement, and sales of aggregated feedstock and re-refined products to end users.  We operate in three divisions - (1) the Black Oil division, (2) the Refining and Marketing division and (3) the Recovery division. Our Black Oil division collects and purchases used motor oil directly from third-party generators, aggregates used motor oil from an established network of local and regional collectors, and sells used motor oil to our customers for use as a feedstock or replacement fuel for industrial burners. Our Refining and Marketing division aggregates and manages the re-refinement of used motor oil and other petroleum by-products and sells the re-refined products to end customers. Our Recovery division is a generator solutions company for the proper recovery and management of hydrocarbon streams. We operate two refining facilities, one located in Marrero, Louisiana which processes used motor oil into vacuum gas oil (VGO) and a second refining facility located in Baytown, Texas, that uses our proprietary Thermal Chemical Extraction Process (“TCEP”) (described below) technology and we also utilize third-party processing facilities.

We recently acquired a 70% interest in E-Source Holdings, LLC (“E-Source”) a company that leases and operates a facility located in Houston, Texas, and provides dismantling, demolition, decommission and marine salvage services at industrial facilities throughout the Gulf Coast.   E-Source also owns and operates a fleet of trucks and other vehicles used for shipping and handling equipment and scrap materials.

We also recently acquired certain assets and operations from Omega Holdings, LLC, as described in greater detail below under “Purchase Agreement”.

Black Oil Division

Our Black Oil division is engaged in operations across the entire used motor oil recycling value chain including collection, aggregation, transportation, storage, refinement, and sales of aggregated feedstock and re-refined products to end users. We collect and purchase used oil directly from generators such as oil change service stations, automotive repair shops, manufacturing facilities, petroleum refineries, and petrochemical manufacturing operations.  We collect and purchase used oil directly from generators such as oil change service stations, automotive repair shops, manufacturing facilities, petroleum refineries, and petrochemical manufacturing operations.  We own a fleet of 13 collection vehicles which routinely visit generators to collect and purchase used motor oil.   We also aggregate used oil from a diverse network of approximately 50 suppliers who operate similar collection businesses to ours.

We manage the logistics of transport, storage and delivery of used oil to our customers.   We own a fleet of seven transportation trucks and more than 90 aboveground storage tanks with over 4.5 million gallons of storage capacity.  These assets are used by both the Black Oil division and the Refining and Marketing division.  In addition, we also utilize third parties for the transportation and storage of used oil feedstocks.  Typically, we sell used oil to our customers in bulk to ensure efficient delivery by truck, rail, or barge.  In many cases, we have contractual purchase and sale agreements with our suppliers and customers, respectively. We believe these contracts are beneficial to all parties involved because it ensures that a minimum volume is purchased from collectors and generators, a minimum volume is sold to our customers, and we are able to minimize our inventory risk by a spread between the costs to acquire used oil and the revenues received from the sale and delivery of used oil.  We also use our proprietary TCEP technology to re-refine used oil into marine fuel cutterstock and a higher-value feedstock for further processing.

Refining and Marketing Division

Our Refining and Marketing division is engaged in the aggregation of feedstock, re-refining it into higher value end products, and selling these products to our customers, as well as related transportation and storage activities. We aggregate a diverse mix of feedstocks including used motor oil, petroleum distillates, transmix and other off-specification chemical products. These feedstock streams are purchased from pipeline operators, refineries, chemical processing facilities and third-party providers, and are also transferred from our Black Oil division.  We have a toll-based processing agreement in place with KMTEX, Ltd. (“KMTEX”) to re-refine feedstock streams, under our direction, into various end products that we specify.  KMTEX uses industry standard processing technologies to re-refine our feedstocks into pygas, gasoline blendstock and marine fuel cutterstock.  We sell all of our re-refined products directly to end-customers or to processing facilities for further refinement.

Recovery Division

The Recovery division is a generator solutions company for the proper recovery and management of hydrocarbon streams. The Recovery division also provides industrial dismantling, demolition, decommissioning, investment recovery and marine salvage services in industrial facilities. The Company (through this division) owns and operates a fleet of eight trucks and heavy equipment used for processing, shipping and handling of reusable process equipment and other scrap commodities.

We currently provide our services in 13 states, primarily in the Gulf Coast and Central Midwest regions of the United States.  For the rolling twelve month period ending March 31, 2014, we aggregated approximately 78 million gallons of used motor oil and other petroleum by-product feedstocks and managed the re-refining of approximately 26.8 million gallons of used motor oil with our proprietary TCEP.

Biomass Renewable Energy

We are also continuing to work on joint development commercial projects which focus on the separation of municipal solid waste into feedstocks for energy production.  We are very selective in choosing opportunities that we believe will result in value for our shareholders.  The ongoing venture may not successfully bring any projects to a point of financing or successful construction and operation.

Thermal Chemical Extraction Process

We own the intellectual property for our patented TCEP technology.  TCEP is a technology which utilizes thermal and chemical dynamics to extract impurities from used oil which increases the value of the feedstock.  We currently sell the TCEP final product as fuel oil cutterstock. We intend to continue to develop the TCEP technology and design with the goal of producing additional re-refined products including lubricating base oil.

TCEP differs from conventional re-refining technologies, such as vacuum distillation and hydrotreatment, by relying more heavily on chemical processes to remove impurities rather than temperature and pressure. Therefore, the capital requirements to build a TCEP plant are typically much less than a traditional re-refinery because large feed heaters, vacuum distillation columns, and a hydrotreating unit are not required.  The end product currently produced by TCEP is used as fuel oil cutterstock. Conventional re-refineries produce lubricating base oils or product grades slightly lower than base oil that can be used as industrial fuels or transportation fuel blendstocks.

We currently estimate the cost to construct a new, fully-functional, commercial facility using our TCEP technology, with annual processing capacity of between 25 and 50 million gallons at another location would be approximately $10 to $15 million, which could fluctuate based on throughput capacity.  The facility infrastructure would require additional capitalized expenditures which would depend on the location and site specifics of the facility.

Strategy and Plan of Operations

The principal elements of our strategy include:

Expand Feedstock Supply Volume.  We intend to expand our feedstock supply volume by growing our collection and aggregation operations.  We plan to increase the volume of feedstock we collect directly by developing new relationships with generators and working to displace incumbent collectors; increasing the number of collection personnel, vehicles, equipment, and geographical areas we serve; and acquiring collectors in new or existing territories.  We intend to increase the volume of feedstock we aggregate from third-party collectors by expanding our existing relationships and developing new vendor relationships.  We believe that our ability to acquire large feedstock volumes will help to cultivate new vendor relationships because collectors often prefer to work with a single, reliable customer rather than manage multiple relationships and the uncertainty of excess inventory.

Broaden Existing Customer Relationships and Secure New Large Accounts.  We intend to broaden our existing customer relationships by increasing sales of used motor oil and re-refined products to these accounts. In some cases, we may also seek to serve as our customers’ primary or exclusive supplier.  We also believe that as we increase our supply of feedstock and re-refined products that we will secure larger customer accounts that require a partner who can consistently deliver high volumes.

Re-Refine Higher Value End Products.  We intend to develop, lease, or acquire technologies to re-refine our feedstock supply into higher-value end products, including assets or technologies which complement TCEP.  Currently, we are using TCEP to re-refine used oil feedstock into cutterstock for use in the marine fuel market.  We believe that the expansion of our TCEP facilities and continued improvements in our technology, and investments in additional technologies, will enable us to upgrade feedstock into end products, such as lubricating base oil, that command higher market prices than the current re-refined products we produce.

Expand TCEP Re-Refinement Capacity.  We intend to expand our TCEP capacity by building additional TCEP facilities to re-refine feedstock.  We believe the TCEP technology has a distinct competitive advantage over conventional re-refining technology because it produces a high-quality, fuel oil product, and the capital expenditures required to build a TCEP plant are significantly lower than a comparable conventional re-refining facility.  By continuing the transition from our historical role as a value-added logistics provider to operating as a re-refiner, we believe we will be able to leverage our feedstock supply network and aggregation capabilities to upgrade a larger percentage of our feedstock inventory into higher value end products which we believe should lead to increased revenue and gross margins. We intend to build TCEP facilities near the geographic location of substantial feedstock sources that we have relationships with through our existing operations or from an acquisition.  By establishing TCEP facilities near proven feedstock sources, we seek to lower our transportation costs and lower the risk of operating plants at low capacity.

Pursue Selective Strategic Relationships Or Acquisitions.  We plan to grow market share by consolidating feedstock supply through partnering with or acquiring collection and aggregation assets, such as the acquisition of Omega Holding, LLC’s assets (as described in greater detail below under “Purchase Agreement”).  Such acquisitions and/or partnerships could increase our revenue and provide better control over the quality and quantity of feedstock available for resale and/or upgrading as well as providing additional locations for the implementation of TCEP.  In addition, we intend to pursue further vertical integration opportunities by acquiring complementary recycling and processing technologies where we can realize synergies by leveraging our customer and vendor relationships, infrastructure, and personnel, and by eliminating duplicative overhead costs.

Alternative Energy Project Development. We will continue to evaluate and potentially pursue various alternative energy project development opportunities.  These opportunities may be a continuation of the projects sourced originally by World Waste Technologies, Inc. (or predecessor company) and/or may include new projects initiated by us.

Products and Services

We generate substantially all of our revenue from the sale of four product categories. All of these products are commodities that are subject to various degrees of product quality and performance specifications.

Used Motor Oil

Used motor oil is a petroleum-based or synthetic lubricant that contains impurities such as dirt, sand, water, and chemicals.

Fuel Oil

Fuel Oil is a distillate fuel which is typically blended with lower quality fuel oils. The distillation of used oil and other petroleum by-products creates a fuel with low viscosity, as well as low sulfur, ash, and heavy metal content, making it an ideal blending agent.

Pygas

Pygas, or pyrolysis gasoline, is a product that can be blended with gasoline as an octane booster or that can be distilled and separated into its components, including benzene and other hydrocarbons.

Gasoline Blendstock

Naphthas and various distillate products used for blending or compounding into finished motor gasoline. These components can include reformulated gasoline blendstock for oxygenate blending (RBOB) but exclude oxygenates (alcohols and ethers), butane, and pentanes plus.

Purchase Agreement

On May 2, 2014, we completed the Initial Closing (defined below) contemplated under that certain Asset Purchase Agreement entered into on March 17, 2014, and amended by the First Amendment dated April 14, 2014, Second Amendment dated April 30, 2014 and Third Amendment dated May 2, 2014 (as amended to date, the “Purchase Agreement”) by and among the Company, Vertex Refining LA, LLC and Vertex Refining NV, LLC (“Vertex Refining Nevada”), both wholly-owned subsidiaries of Vertex Operating, LLC (“Vertex Operating”), Omega Refining, LLC (“Omega Refining”), Bango Refining NV, LLC (“Bango Refining”) and Omega Holdings Company LLC (“Omega Holdings” and collectively with Omega Refining and Bango Refining, “Omega” or the “sellers”).

Pursuant to the Purchase Agreement, we agreed to acquire certain of Omega’s assets related to (1) the operation of oil re-refineries and, in connection therewith, purchasing used lubricating oils and re-refining such oils into processed oils and other products for the distribution, supply and sale to end-customers and (2) the provision of related products and support services. Specifically, the assets included Omega’s Marrero, Louisiana and Bango, Nevada, re-refineries (which re-refine approximately 80 million gallons of used motor oil per year). Additionally, the Marrero, Louisiana plant produces vacuum gas oil (VGO) and the Bango, Nevada plant produces base lubricating oils. Omega also operates Golden State Lubricants Works, LLC (“Golden State”), a strategic blending and storage facility located in Bakersfield, California, which is included in the acquisition. In connection with the acquisition, we also acquired certain of Omega’s prepaid assets and inventory.

The acquisition is to close in two separate closings, the first of which relating to the acquisition of Omega Refining (including the Marrero, Louisiana re-refinery and Omega’s Myrtle Grove complex in Belle Chaise, Louisiana) and ownership of Golden State, as described above, closed on May 2, 2014 (the “Initial Closing”), and the second of which relating to the acquisition of Bango Refining and the Bango, Nevada plant, is expected to close on or around August 2014, subject to certain closing conditions being met prior to closing (the “Final Closing”). Our obligation to consummate the Final Closing is subject to among other things, compliance with certain provisions of the credit agreements described herein and that the Bango, Nevada plant operated by Bango Refining be fully restored and operational, as well as the plant meeting certain used motor oil processing run rates and that there are no adverse claims or legal proceedings related to an accident that occurred at the Bango, Nevada plant in December 2013.

The purchase price paid at the Initial Closing was $30,750,000 in cash, 500,000 shares of our restricted common stock (valued at approximately $4 million) and the assumption of certain capital lease obligations and other liabilities relating to contracts and leases of Omega Refining in connection with the Initial Closing. We also agreed to provide Omega a loan in the amount of up to approximately $13.8 million.  The 500,000 shares were issued to Chris Findlater, the sole owner of BBB Funding, LLC (“BBB”), a creditor of Omega, instead of Omega in satisfaction of certain amounts owed to BBB by Omega.  Chris Findlater is a selling shareholder in this prospectus and the 500,000 shares issued in the Initial Closing are being registered as part of registration statement of which this prospectus forms a part.

The amount due at the Final Closing, in consideration for the acquisition of Bango Refining, will be the assumption of certain loans made pursuant to the secured note provided by Omega to us in the amount of approximately $13,858,067, the issuance of 1,500,000 shares of our common stock of which 650,000 shares (with an agreed value of $3.2301 per share or approximately $2.1 million) will be held in escrow (the “Pledged Shares”) and used to satisfy indemnification claims and secure the repayment of the Omega secured note, and which amount is subject to adjustment in the event minimum inventory levels are not delivered at the Final Closing, and the assumption of certain capital lease obligations and other liabilities relating to contracts and leases of Bango Refining. A portion of the Pledged Shares will be released from escrow, subject to outstanding claims, on September 15, 2015, and the remainder will be released on the 18 month anniversary of the Final Closing. Subject to certain negotiated exceptions for excluded liabilities, taxes and other fundamental items, the sellers’ indemnification obligations are capped at $5 million. The sellers also have the right to earn additional earn-out consideration in the event certain EBITDA targets following the closings.

Additionally, we are required to file and obtain effectiveness of a registration statement within 90 days following the Initial Closing (if the Securities and Exchange Commission does not review the filing) and 150 days following the Initial Closing (if the Securities and Exchange Commission does review the filing), registering the shares of common stock issuable in connection with the acquisition (which shares have been included in this prospectus which forms a part of the registration statement). In the event we fail to file the registration statement or obtain effectiveness of the registration within the time periods set forth in the Purchase Agreement, we are required to pay damages for each thirty (30) day period until cured, equal to that number of shares of common stock as equals 1% of the aggregate number of shares of common stock issued pursuant to the Purchase Agreement, however, we are not obligated to pay any liquidated damages if we are unable to fulfill our registration obligations as a result of rules, regulations, positions or releases or actions taken by the Securities and Exchange Commission.

The Final Closing remains subject to the satisfaction of certain customary closing conditions. The Purchase Agreement contains customary representations, warranties, covenants and indemnities by the parties thereto. Craig-Hallum Capital Group LLC is acting as exclusive financial advisor to the Company in connection with the acquisition and has provided a fairness opinion to the Board of Directors in connection with the transaction.

Stock Purchase Agreement

On June 5, 2014, we entered into a Common Stock Purchase Agreement (the “Stock Purchase Agreement”) with certain institutional investors (the “Investors”), pursuant to which the Company agreed to sell to the Investors an aggregate of 2.2 million shares (the “Offering Shares”) of the Company’s common stock, par value $0.001 per share (“Common Stock”), for $7.75 per Share (a 12.3% discount to the 30 day volume-weighted average price for the Common Stock as of the date the Stock Purchase Agreement was entered into). Total gross proceeds from the offering of the Offering Shares (the “Offering”), which closed on June 12, 2014, was $17.1 million.

Craig-Hallum Capital Group LLC (the “Placement Agent”) acted as exclusive placement agent in connection with the Offering. The Placement Agent received a commission equal to 7% of gross proceeds, for an aggregate commission of $1.2 million. The Company intends to use the net proceeds from the offering for general corporate and working capital purposes, a majority of which is expected to be used for the Company's West Coast expansion.

Under the Stock Purchase Agreement, the Company agreed to register the Offering Shares under the Securities Act of 1933, as amended, for resale by the Investors. The Company has committed to file a registration statement on Form S-3 by the 30th day following the closing of the Offering and to cause the registration statement to become effective by the 90th day following the closing (or, in the event of a “full review” by the Securities and Exchange Commission, the 120th day following the closing). The Stock Purchase Agreement provides for liquidated damages upon the occurrence of certain events, including, but not limited to, the failure by the Company to cause the registration statement to become effective by the deadlines set forth above. The amount of the liquidated damages is 1.0% of the aggregate subscription amount paid by an Investor for the Offering Shares affected by the event that are still held by the Investor upon the occurrence of the event, due on the date immediately following the event that caused such failure (or the 30th day following such event if the event relates to the suspension of the registration statement), and each 30 days thereafter, with such payments to be prorated on a daily basis during each 30 day period.

Under the Stock Purchase Agreement, the Company has agreed to indemnify the Investors for liabilities arising out of or relating to (i) any untrue statement of a material fact contained in the registration statement, (ii) any inaccuracy in the representations and warranties of the Company contained in the Stock Purchase Agreement or the failure of the Company to perform its obligations under the Stock Purchase Agreement and (iii) any failure by the Company to fulfill any undertaking included in the registration statement, subject to certain exceptions. The Investors, severally, and not jointly agreed to indemnify the Company against (i) any failure by such Investor to comply with the covenants and agreements contained in the Stock Purchase Agreement and (ii) any untrue statement of a material fact contained in the registration statement to the extent such untrue statement was made in reliance upon and in conformity with written information furnished by or on behalf of that Investor specifically for use in preparation of the registration statement, subject to certain exceptions.

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Additional information about us can be obtained from the documents incorporated by reference herein. See “Where You Can Find More Information.”

Our Contact Information

Our principal office is located at 1331 Gemini Street, Suite 250, Houston, Texas 77058. Our phone number is (866) 660-8156.

THE OFFERING

Common stock offered by the selling stockholders	2,700,000 shares

Common stock outstanding before this offering	25,025,510 shares

Use of proceeds	We will not receive any proceeds from the sale of shares in this offering by the selling stockholders. See “Use of Proceeds.”

Risk factors
You should read the “Risk Factors” section of this prospectus beginning on page 10 and all of the other information set forth in this prospectus for a discussion of factors to consider carefully before deciding to invest in shares of our common stock.

NASDAQ Market Symbol	VTNR

Unless otherwise indicated, the number of shares of our common stock that will be outstanding immediately after this offering is based on 25,025,510 shares of common stock outstanding as of July 17, 2014, and excludes:

(i)	2,558,334 shares of our common stock issuable upon the exercise of outstanding stock options at a weighted average exercise price of $6.90 per share;

(ii)	1,289,403 shares of common stock reserved for issuance under our 2008, 2009, 2013 and 2014 Stock Incentive Plans; and

(iii)	672,528 shares of common stock issuable upon the conversion of our 672,528 outstanding shares of Series A Preferred Stock.

FORWARD-LOOKING STATEMENTS

This prospectus and the documents or information incorporated by reference herein and any prospectus supplement contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the Private Securities Litigation Reform Act of 1995, as amended. These forward-looking statements are subject to risks and uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from the results, performance or achievements expressed or implied by the forward-looking statements. You should not unduly rely on these statements. Factors, risks, and uncertainties that could cause actual results to differ materially from those in the forward-looking statements include, among others,

•	the level of competition in our industry and our ability to compete;
•	our ability to respond to changes in our industry;
•	the loss of key personnel or failure to attract, integrate and retain additional personnel;
•	our ability to protect our intellectual property and not infringe on others’ intellectual property;
•	our ability to scale our business;
•	our ability to maintain supplier relationships and obtain adequate supplies of feedstocks;
•	our ability to obtain and retain customers;
•	our ability to produce our products at competitive rates;
•	our ability to execute our business strategy in a very competitive environment;
•	trends in, and the market for, the price of oil and gas and alternative energy sources;
•	our ability to maintain our relationship with KMTEX, Ltd.;
•	the impact of competitive services and products;
•	changes in environmental and other laws and regulations and risks associated with such laws and regulations;
•	economic downturns both in the United States and globally;
•	risk of increased regulation of our operations and products;
•	negative publicity and public opposition to our operations;
•	disruptions in the infrastructure that we and our partners rely on;
•	an inability to identify attractive acquisition opportunities, successfully negotiate acquisition terms or effectively integrate acquired companies or businesses;
•	interruptions at our facilities;
•	unexpected changes in our anticipated capital expenditures resulting from unforeseen required maintenance, repairs, or upgrades;
•	our ability to effectively manage our growth;
•	repayment of and covenants in our debt facilities;
•	the lack of capital available on acceptable terms to finance our continued growth;
•	earn-out payments we are required to pay in the event certain operational, EBITDA and revenue thresholds are met; and
•	the lack of capital available on acceptable terms to finance our continued growth.

We identify forward-looking statements by use of terms such as “may,” “will,” “expect,” “anticipate,” “estimate,” “hope,” “plan,” “believe,” “predict,” “envision,” “intend,” “will,” “continue,” “potential,” “should,” “confident,” “could” and similar words and expressions, although some forward-looking statements may be expressed differently. You should be aware that our actual results could differ materially from those contained in the forward-looking statements. You should consider carefully the statements included in and incorporated by reference in this prospectus and any prospectus supplement which describe factors that could cause our actual results to differ from those set forth in the forward-looking statements.

Forward-looking statements speak only as of the date of this prospectus or the date of any document incorporated by reference in this prospectus or any prospectus supplement, as applicable. Except to the extent required by applicable law or regulation, we do not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date of this prospectus and any prospectus supplement, or to reflect the occurrence of unanticipated events.

You should also consider carefully the statements under “Risk Factors” and other sections of this prospectus, and the documents we incorporate by reference and any prospectus supplement, which address additional facts that could cause our actual results to differ from those set forth in the forward-looking statements. We caution investors not to place significant reliance on the forward-looking statements contained in this prospectus, and the documents we incorporate by reference.

RISK FACTORS

An investment in our securities involves a high degree of risk and many uncertainties discussed in the section entitled “Risk Factors” in our annual report on Form 10-K for the year ended December 31, 2013 (the “Form 10-K”), which is incorporated by reference into this prospectus. You should carefully consider the risk factors in our Form 10-K and this prospectus before purchasing our securities. If one or more of the possibilities described as risks actually occurs, our operating results and financial condition would likely suffer and the trading price of our securities could fall, causing you to lose some or all of your investment in the securities we are offering.

GENERAL RISKS RELATING TO BUSINESS

We face risks associated with the integration of the businesses, assets and operations recently acquired from Vertex Holdings, L.P., E-Source Holdings, LLC and Omega.

We previously acquired substantially all of the assets and operations of Vertex Holdings, L.P., (formerly Vertex Energy, L.P.), a Texas limited partnership (“Holdings”). Those assets and operations included Cedar Marine Terminals, L.P. (“CMT”), which operates a 19-acre bulk liquid storage facility on the Houston Ship Channel; Crossroad Carriers, L.P. (“Crossroad”), which is a transportation carrier that provides transportation and logistical services for liquid petroleum products, as well as other hazardous materials and waste streams; Vertex Recovery, L.P. (“Vertex Recovery”) which collects and recycles used oil and residual materials from large regional and national customers throughout the U.S. and Canada; and H&H Oil, L.P. (“H&H Oil”), which collects and recycles used oil and residual materials from customers based in Austin, Baytown, and Corpus Christi, Texas.

Additionally, we previously acquired a 70% interest in E-Source, which provides dismantling, demolition, decommission and marine salvage services at industrial facilities throughout the Gulf Coast.

Finally, pursuant to the Initial Closing under the Purchase Agreement in May 2014, we acquired certain assets and operations from Omega including Omega Refining (including the Marrero, Louisiana re-refinery and Omega’s Myrtle Grove complex in Belle Chaise, Louisiana) and ownership of Golden State, a strategic blending and storage facility located in Bakersfield, California.

These represented new business lines and operations for us and while our management has significant prior experience in connection with the operations and management of Holdings, it does not have any experience with or in connection with the operations of E-Source or those assets and operations acquired by Omega and we may not be able to successfully integrate the acquisitions into our operations and such acquisitions may not positively affect our operations and cash flow. Acquisitions such as these involve numerous risks, including difficulties in the assimilation of the acquired businesses. The consolidation of our operations with the operations of the acquired companies, including the consolidation of systems, procedures, personnel and facilities and the achievement of anticipated cost savings, economies of scale and other business efficiencies presents significant challenges to our management. The acquisition of the acquired businesses and/or our failure to successfully integrate the acquired businesses could have an adverse effect on our liquidity, financial condition and results of operations.

We may be required to pay substantial additional amounts of consideration in the event certain earn-out targets are met by us. There may also be actual or perceived conflicts of interest with management regarding certain of such targets and amounts due in connection therewith.

We acquired substantially all of the assets and liabilities of Holdings on September 11, 2012 (the “Acquisition”). Concurrent with the closing of the transactions contemplated in the Acquisition, we paid the following purchase price (the “Purchase Price”) to Holdings, (a) $14.8 million in cash and assumed debt; and (b) 4,545,455 restricted shares of our common stock; and to B & S Cowart Family L.P., approximately $1.7 million in cash, representing the appraised value of certain owned real property. Additionally, for each of the three one-year periods following the closing date, Holdings will be eligible to receive earn-out payments of $2.23 million, up to $6.7 million in the aggregate (the “Earn-Out Payments”), contingent on the combined company achieving adjusted EBITDA targets of $10.75 million, $12.0 million and $13.5 million, respectively, in those periods, provided that the Company failed to meet the targeted EBITDA for the first year’s Earn-Out Payment, and as such, there are $4.4 million of potential Earn-Out Payments currently remaining. As of the date of this prospectus it has been determined that the 2013 earnings target will not be met and the contingent consideration has been reduced by $1,850,000, which represents the discounted cash flow for year one. It has also been determined that there is a 25% probability that the 2014 earnings target will not be met and the contingent consideration has been reduced by $388,750, which represents 25% of the discounted cash flows for year two.  Notwithstanding the above, Holdings agreed to subordinate the payment of the Earn-Out Payments to the repayment of the Credit Agreement, described above under “Prospectus Summary” – “Credit Agreement”.

As part of the consideration paid in connection with the acquisition of E-Source, if certain targets are met, the Company has to pay the seller approximately $260,000 annually in 2014, 2015, 2016 and 2017. The Company has recorded contingent consideration of $748,000, which is the discounted cash flows of the earn-out payments. The lesser of (a) 20% and (b) $100,000, per calendar year of earn-out payments due to the E-Source seller, if any, will be payable in shares of our restricted common stock, based on the average of the five closing sales prices of the Company’s common stock on the first five trading days of each applicable calendar year (each a “Valuation”) for which the earn-out consideration relates, provided that the parties mutually agreed to use a valuation of $3.2922 per share (the “2014 Valuation Price”) for any earn-out payments relating to the 2014 calendar year and further agreed that in no event will any future calendar year Valuation be less than the 2014 Valuation Price.

The sellers in the Omega acquisition have the right to earn additional earn-out consideration in the event certain EBITDA targets are met by (a) Vertex Refining NV, LLC during the years ended December 31, 2015 and 2016 (which targets begin at $3.5 million of EBITDA per year), of up to an aggregate of $6 million (payable in shares of the Company’s common stock equal to the volume-weighted average of the regular session closing prices per share of the Company’s common stock on the NASDAQ Capital Market for the ten (10) consecutive trading days prior to the applicable due date of such payments, provided, however, in no event shall the VWAP be less than $3.15 per share or more than $10.00 per share, as adjusted for any stock splits or recapitalizations), which earn-out consideration is contingent upon the Final Closing occurring under the Purchase Agreement; (b) Vertex Refining LA, LLC during any twelve month period during the eighteen month period commencing on the first day of the first full calendar month following the Initial Closing date (which targets begin at $8 million of EBITDA during such twelve month period) of up to 470,498 shares of common stock of the Company); and (c) Vertex Refining LA, LLC during the calendar year ended December 31, 2015 (which targets begin at $9 million of EBITDA) of up to 770,498 shares of common stock of the Company, which earn-out consideration is contingent upon the Final Closing occurring under the Purchase Agreement, in each case subject to adjustment for certain capital expenditures (collectively, the “Earn-Outs”). Notwithstanding the above, the maximum number of shares of common stock to be issued pursuant to the Purchase Agreement cannot (i) exceed 19.9% of the outstanding shares of common stock outstanding on March 17, 2014, (ii) exceed 19.9% of the combined voting power of the Company on March 17, 2014, or (iii) otherwise exceed such number of shares of common stock that would violate applicable listing rules of the NASDAQ Stock Market in the event the Company’s stockholders do not approve the issuance of such shares (the “Share Cap”). In the event the number of shares to be issued under the Purchase Agreement exceeds the Share Cap, then the Company is required to instead pay any such additional consideration in cash or obtain the approval of the Company’s stockholders under applicable rules and requirements of the NASDAQ Capital Market for the additional issuance of shares.

In the event we meet the required targets and thresholds described above and are required to pay Holdings the Earn-Out Payments, the earn-out payments to the E-Source seller, or the Earn-Outs to the sellers in the Omega transaction, it could have a material adverse effect on our liquidity, the funds we have available for future expansion, and our results of operations.

Holdings was a related party controlled by Benjamin P. Cowart, our President, Chairman and largest shareholder, who owned directly or indirectly a 77% interest in Holdings. Additionally, Chris Carlson, our Chief Financial Officer, owned a 10% interest in Holdings and certain other of our employees (including Greg Wallace, our General Manager of Refining and Marketing) had a beneficial ownership interest in Holdings. Due to the structure of the earn-out payments, Mr. Cowart, Mr. Carlson and the other employees who will receive these payments have an incentive to increase our EBITDA in the periods covered in order to facilitate earn-out payments. They may therefore have an incentive to take steps to increase our EBITDA in the relevant periods at the expense of our future growth and long-term expansion. Consequently, the earn-out payments and/or the structure thereof may cause actual or perceived conflicts of interest between Mr. Cowart, Mr. Carlson and certain of our other employees, our company and our other shareholders.

We have substantial indebtedness which could adversely affect our financial flexibility and our competitive position.  Our failure to comply with financial covenants in our debt agreements could result in such debt agreements being declared in default.

We have a significant amount of outstanding indebtedness. As of March 31, 2014, we owed approximately $15.3 million in accounts payable. Additionally, effective May 2, 2014, we, as well as certain of our other direct and indirect subsidiaries (other than E-Source) as guarantors, entered into the Credit Agreement.  Pursuant to the Credit Agreement, the Lender loaned us $40 million, which was evidenced by a Term Loan Note.  The amount owed under the Credit Agreement is due and payable on May 2, 2019.  On May 2, 2014, we and Vertex Operating entered into the Amended BOA Credit Agreement with BOA.  The Amended BOA Credit Agreement amended and restated the prior credit agreement we entered into with BOA in August 2012.  Pursuant to the Amended BOA Credit Agreement, BOA agreed to loan us up to $20 million, subject to the terms of the Amended BOA Credit Agreement and certain lending ratios set forth therein.

Our substantial indebtedness could have important consequences and significant effects on our business. For example, it could:

•	increase our vulnerability to adverse changes in general economic, industry and competitive conditions;
•
require us to dedicate a substantial portion of our cash flow from operations to make payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures and other general corporate purposes;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;
•	restrict us from taking advantage of business opportunities;
•	make it more difficult to satisfy our financial obligations;
•	place us at a competitive disadvantage compared to our competitors that have less debt obligations; and
•
limit our ability to borrow additional funds for working capital, capital expenditures, acquisitions, debt service requirements, execution of our business strategy or other general corporate purposes on satisfactory terms or at all.

We may need to raise additional funding in the future to repay or refinance the Credit Agreement and Amended BOA Credit Agreement and our accounts payable, and as such may need to seek additional debt or equity financing. Such additional financing may not be available on favorable terms, if at all. If debt financing is available and obtained, our interest expense may increase and we may be subject to the risk of default, depending on the terms of such financing. If equity financing is available and obtained it may result in our shareholders experiencing significant dilution. If such financing is unavailable, we may be forced to curtail our operations, which may cause the value of our securities to decline in value and/or become worthless.

The covenants in our credit agreements restrict our ability to operate our business and might lead to a default under our credit agreements.

Our debt agreements limit, among other things, our ability to:

•	incur or guarantee additional indebtedness;
•	create liens;
•	make payments to junior creditors;
•	make investments;
•	sell material assets;
•	affect fundamental changes in our structure;
•	make certain acquisitions;
•	sell interests of our subsidiaries;
•	consolidate or merge with or into other companies or transfer all or substantially all of our assets; and
•	engage in transactions with affiliates.

Additionally, the Credit Agreement also includes various covenants (positive and negative) binding the Company, including, requiring that the Company provide the Agent with certain reports, provide the Agent notice of material corporate events and forecasts, limiting the amount of indebtedness the Company may incur (for example, the Company’s total indebtedness cannot exceed between $30,000,000-$32,000,000 at any time, subject to certain exemptions set forth in greater detail in the Credit Agreement), and requiring us to maintain certain financial ratios, relating to consolidated EBITDA and debt leverage including maintaining a ratio of quarterly consolidated EBITDA (as calculated and adjusted in the Credit Agreement) to certain fixed charges (cumulative for subsequent periods up to the first 12 months and thereafter on a 12 month basis), for each quarter beginning June 30, 2014, of between 0.90:1.00 and 1.25:1.00 (depending on the applicable quarter); maintaining a ratio of consolidated debt to consolidated EBITDA (as calculated and adjusted in the Credit Agreement), for the prior 12 month period, for each quarter beginning June 30, 2014, of between 4:1 and 2:1 (depending on the applicable quarter); maintaining consolidated EBITDA (as calculated and adjusted in the Credit Agreement), for each fiscal quarter beginning June 30, 2014, and ending June 30, 2018, of between $4.25 million and $17 million (depending on the applicable quarter); and maintaining at all times (a) liquid cash on hand and (b) available drawdowns under the Amended BOA Credit Agreement (defined below), of at least $3 million. Except with respect to certain accounts, certain finished goods inventory and certain other reserves described in the Amended BOA Credit Agreement (as defined below), the amount owed pursuant to the Credit Agreement is secured by a first priority security interest in all of our assets and all of the assets and securities of our direct and indirect subsidiaries and is also guaranteed by our subsidiaries (other than E-Source) pursuant to the terms of the Credit Agreement, a Pledge and Security Agreement and Mortgage (providing a security interest over certain of our real property assets).

The Amended BOA Credit Agreement also includes various covenants (positive and negative) binding upon the Company, including, requiring that the Company comply with certain reporting requirements, provide notices of material corporate events and forecasts to BOA, and maintain certain financial ratios, relating to debt leverage, consolidated EBITDA, maximum debt exposure we can incur (provided that if we exceed such maximum debt exposure limit as set forth in the Amended BOA Credit Agreement, we are required to immediately repay any amount exceeding the limits set forth in the BOA Credit Agreement) and minimum liquidity, including maintaining a ratio of quarterly consolidated EBITDA (as calculated and adjusted in the Amended BOA Credit Agreement) to certain fixed charges (cumulative for subsequent periods up to the first 12 months and thereafter on a 12 month basis), for each quarter beginning June 30, 2014, of not less than 1.25 to 1.00; maintaining a ratio of consolidated debt to consolidated EBITDA (as calculated and adjusted in the Amended BOA Credit Agreement), for the prior 12 month period, for each quarter beginning June 30, 2014, of between 3.5 to 1 and 2 to 1 (depending on the applicable quarter); maintaining consolidated EBITDA (as calculated and adjusted in the Amended BOA Credit Agreement), for each fiscal quarter beginning June 30, 2014, and ending March 30, 2017, of between $4.25 million and $15.5 million (depending on the applicable quarter); and maintaining at all times (a) liquid cash on hand and (b) available drawdowns under the Amended BOA Credit Agreement, of at least $3 million. The amounts due pursuant to the Amended BOA Credit Agreement are secured by a Pledge and Security Agreement and various Deeds of Trust, Assignment of Rents and Leases, Security Agreement and Fixture Filings in favor of BOA.  Additionally, Vertex Operating and the Company and each of the Company’s subsidiaries (other than E-Source) pledged all collateral which they own (including securities held) as security for the repayment of the amounts due pursuant to the Amended BOA Credit Agreement and guaranteed the amounts owed pursuant to an Amended and Restated Guaranty.

As a result of these covenants and limitations, we may not be able to respond to changes in business and economic conditions and to obtain additional financing, if needed, and we may be prevented from engaging in transactions that might otherwise be beneficial to us. Our credit agreements require, and our future credit facilities may require, us to maintain certain financial ratios and satisfy certain other financial condition tests. Our ability to meet these financial ratios and tests can be affected by events beyond our control, and we may not be able to meet those tests. The breach of any of these covenants could result in a default under our credit agreements or future credit facilities. Upon the occurrence of an event of default, the lenders could elect to declare all amounts outstanding under such credit agreements, including accrued interest or other obligations, to be immediately due and payable. If amounts outstanding under such credit agreements were to be accelerated, our assets might not be sufficient to repay in full that indebtedness and our other indebtedness.

Our credit agreements also contain cross-default and cross-acceleration provisions. Under these provisions, a default or acceleration under one instrument governing our debt may constitute a default under our other debt instruments that contain cross-default and cross-acceleration provisions, which could result in the related debt and the debt issued under such other instruments becoming immediately due and payable. In such event, we would need to raise funds from alternative sources, which funds might not be available to us on favorable terms, on a timely basis or at all. Alternatively, such a default could require us to sell assets and otherwise curtail operations to pay our creditors. The proceeds of such a sale of assets, or curtailment of operations, might not enable us to pay all of our liabilities.

Our ability to service our indebtedness will depend on our ability to generate cash in the future.

Our ability to make payments on our indebtedness will depend on our ability to generate cash in the future. Our ability to generate cash is subject to general economic and market conditions and financial, competitive, legislative, regulatory and other factors that are beyond our control. Our business may not generate sufficient cash to fund our working capital requirements, capital expenditure, debt service and other liquidity needs, which could result in our inability to comply with financial and other covenants contained in our debt agreements, our being unable to repay or pay interest on our indebtedness, and our inability to fund our other liquidity needs. If we are unable to service our debt obligations, fund our other liquidity needs and maintain compliance with our financial and other covenants, we could be forced to curtail our operations, our creditors could accelerate our indebtedness and exercise other remedies and we could be required to pursue one or more alternative strategies, such as selling assets or refinancing or restructuring our indebtedness. However, such alternatives may not be feasible or adequate.

There is no guarantee that the proposed final acquisition of Omega’s assets will be completed; the failure to acquire the final Omega assets could adversely affect our business and results of operations.

We entered into the Purchase Agreement pursuant to which we have agreed to purchase substantially all of the assets of Omega (as described in greater detail above). The acquisition is planned to close in two separate closings, the Initial Closing of which occurred on May 2, 2014 and the Final Closing which is planned to occur in or around August 2014, subject to certain closing conditions being met. Our obligation to consummate the Final Closing is subject to among other things, that the Bango, Nevada plant operated by Bango Refining be fully restored and operational, as well as the plant meeting certain used motor oil proceeding run rates and that there is no adverse claims or legal proceedings related to an accident that occurred at the Bango plant in December 2013. The amount due at the Final Closing, in consideration for the acquisition of Bango Refining, will be the assumption of certain loans made pursuant to a secured note provided to Omega, the issuance of 1,500,000 shares of our common stock of which 650,000 shares (with an agreed value of $3.2301 per share or approximately $2.1 million) will be held in escrow and used to satisfy indemnification claims and secure the repayment of the Omega secured note (the “Pledged Shares”), and which amount is subject to adjustment in the event minimum inventory levels are not delivered at the Final Closing, and the assumption of certain capital lease obligations and other liabilities relating to contracts and leases of Bango Refining.  A portion of the Pledged Shares will be released from escrow, subject to outstanding claims, on September 15, 2015, and the remainder will be released on the 18 month anniversary of the Final Closing.  Subject to certain negotiated exceptions for excluded liabilities, taxes and other fundamental items, the sellers’ indemnification obligations are capped at $5 million.

The completion of the Final Closing is subject to customary closing conditions and other requirements as summarized above which are required to be completed prior to the Final Closing. Such conditions to closing may not be met. This acquisition represents a significant business opportunity for us. If the acquisition is completed, we could be forced to pay significant earn-out payments to the sellers if the required EBITDA targets are met (described in greater detail above under “We may be required to pay substantial additional amounts of consideration in the event certain earn-out targets are met by us. There may also be actual or perceived conflicts of interest with management regarding certain of such targets and amounts due in connection therewith”), which could decrease the amount of funds we have available for working capital. If we fail to complete the acquisition or the acquisition is not successful, our anticipated business and results of operations could be adversely affected.

Our failure to comply with the covenants in the documents governing our existing and future indebtedness could materially adversely affect our financial condition and liquidity.

In connection with the Credit Agreement and Amended BOA Credit Agreement, we agreed to comply with certain affirmative and negative covenants and agreed to meet certain financial covenants (described in greater detail above described above under “The covenants in our credit agreements restrict our ability to operate our business and might lead to a default under our credit agreements”).

The Credit Agreement includes customary events of default for facilities of a similar nature and size as the Credit Agreement, including if a default occurs under certain material agreements of the Company; a judgment is obtained against the Company in an amount in excess of $250,000 or which could have a material adverse effect on the Company; and also provides that an event of default occurs if (a) Benjamin P. Cowart, the Company’s Chief Executive Officer, Chairman of the Board and largest shareholder, ceases to own and control at least 20% of the economic and voting interests of the Company (on a fully-diluted basis); (b) any person other than Mr. Cowart (i) obtains 30% or more of the voting or economic interest in the Company on a fully-diluted basis or (ii) obtains the power (whether or not exercised) to elect a majority of the members of the Board of Directors; (c) we cease to own and control 100% of Vertex Operating; (d) the majority of the seats (other than vacant seats) on the Board of Directors of the Company cease to be occupied by persons who either (i) were members of the Board of Directors of the Company on May 2, 2014, or (ii) were nominated for election by the Board of Directors of the Company, a majority of whom were directors on May 2, 2014 or whose election or nomination for election was previously approved by a majority of such directors; (e) Vertex II, GP, LLC (Vertex Operating’s wholly-owned subsidiary) ceases to be the sole general partner of any guarantor of the Credit Agreement that is a partnership; (f) a “change of control” or similar event under the Amended BOA Credit Agreement (described below) shall occur; or (g) any event, transaction or occurrence occurs, a result of which Benjamin P. Cowart shall for any reason cease to be actively engaged in the day-to-day management of the Company and its subsidiaries in the role he serves on May 2, 2014, unless (x) an interim successor reasonably acceptable to the lender as required by the Credit Agreement is appointed within 10 days and (y) a permanent successor reasonably acceptable to the lender as required by the Credit Agreement is appointed within 60 days.

The Amended BOA Credit Agreement includes customary events of default for facilities of a similar nature and size as the Amended BOA Credit Agreement, including if an event of default occurs under any agreement the Company is subject to and in an amount in excess of $250,000 or if the Company breaches any term of any material agreement the Company is party to, subject to its right to cure such breach(s) under the Amended BOA Credit Agreement, and also provides that an event of default occurs if (a) Benjamin P. Cowart, the Company’s Chief Executive Officer, Chairman of the Board and largest shareholder, ceases to be actively involved in the day-to-day management or operation of the Company or if Mr. Cowart ceases to own and control at least 20% of the equity interests of the Company; (b) the Company ceases at any time to own and control 100% of Vertex Operating or certain other of its subsidiaries; (c) Vertex Acquisition Sub, LLC (Vertex Operating’s wholly-owned subsidiary) ceases to control 100% of its current subsidiaries; (d) certain other changes in control of our subsidiaries occur; (e) a “change of control” or similar event or event of default occurs under the Credit Agreement; or (f) a default occurs under certain lease agreements related to premises leased by the Company.

A breach of any of the covenants of the Credit Agreement, Amended BOA Credit Agreement or any future agreements, if uncured, could lead to an event of default under any such document, which in some circumstances could give our creditors the right to demand that we accelerate repayment of amounts due and/or enforce their security interests over substantially all of our assets. This would likely in turn trigger cross-acceleration or cross-default rights in other documents governing our indebtedness. Therefore, in the event of any such breach, we may need to seek covenant waivers or amendments from our creditors or seek alternative oradditional sources of financing, and we may not be able to obtain any such waivers or amendments or alternative or additional financing on acceptable terms, if at all. In addition, any covenant breach or event of default could harm our credit rating and our ability to obtain additional financing on acceptable terms. The occurrence of any of these events could have a material adverse effect on our financial condition and liquidity and/or cause our lenders to enforce their security interests which could ultimately result in the foreclosure of our assets, which would have a material adverse effect on our operations and the value of our securities.

Our obligations under the Credit Agreement and Amended BOA Credit Agreement are secured by a first priority security interest in substantially all of our assets.

Our obligations under the Credit Agreement and Amended BOA Credit Agreement are secured by a first priority security interest in substantially all of our assets. Additionally, substantially all of our subsidiaries agreed to guarantee our obligations under the Credit Agreement and Amended BOA Credit Agreement. As such, if an event of default occurs under the Credit Agreement or Amended BOA Credit Agreement, our creditors may enforce their security interests over our assets and/or our subsidiaries which secure the repayment of such obligations, and we could be forced to curtail or abandon our current business plans and operations. If that were to happen, any investment in the Company could become worthless.

If we are unable to maintain a credit facility, it could have an adverse effect on our business.

We have historically been able to maintain lines of credit and other credit facilities similar to the Credit Agreement and Amended BOA Credit Agreement. We rely heavily on the availability and utilization of these lines of credit and credit facilities for our operations and for the purchase of inventory. If we are unable to renew or replace our facility or are unable to borrow funds under such facility or any future facility), for any reason, either due to having no available funds remaining under the facility and/or upon any default of the facility, we may be forced to curtail or abandon our current and/or future planned business operations.

We may be required to pay significant bonuses to our material employees.

Pursuant to our employment agreement, as amended, with Greg Wallace, our Division General Manager of Refining and Marketing, in the event we earn “Adjusted Gross Margin” (equal to gross margin minus general and administrative overhead directly related to the segments of our Refining and Marketing divisions which relate to business conducted in Port Arthur, Texas, and which are managed by Mr. Wallace and excluding TCEP), for the years ended December 31, 2011, 2012, 2013 or 2014, we agreed to pay Mr. Wallace a bonus equal to 10% of such Adjusted Gross Margin for each applicable year. For the year ended December 31, 2011, a total of $247,739 was due to Mr. Wallace which bonus was paid during 2012. Additionally, in the event that year-end Adjusted Gross Margin exceeds certain pre-approved thresholds ($2,477,393 in the 2012 year and $3,116,663 in the 2013 year), Mr. Wallace is able to earn an additional bonus equal to 5% of Adjusted Gross Margin. For the year ended December 31, 2012, a total of $343,630 was due to Mr. Wallace, which was paid throughout fiscal 2013 pursuant to the agreement terms. For the year ended December 31, 2013, a total of $284,958 was due to Mr. Wallace, which will be paid throughout fiscal 2014 pursuant to the agreement terms. We also agreed to pay Mr. Wallace a bonus of 15% of any Adjusted Gross Margin for the year ended December 31, 2015. Mr. Wallace ceases to earn any bonuses upon such time as his employment with us is terminated. As such, Mr. Wallace may have an incentive to take steps to increase Adjusted Gross Margin at the expense of our future growth and long-term expansion. Consequently, Mr. Wallace’s bonus structure may cause actual or perceived conflicts of interest between Mr. Wallace, us and our other shareholders. Payment of the bonuses to Mr. Wallace could have a material adverse effect on our liquidity, the funds we have available for future expansion and our results of operations.

We incur significant costs as a result of operating as a fully reporting company in connection with Section 404 of the Sarbanes Oxley Act, and our management is required to devote substantial time to compliance initiatives.

We incur significant legal, accounting and other expenses in connection with our status as a fully reporting public company. The Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) and rules subsequently implemented by the SEC have imposed various new requirements on public companies, including requiring changes in corporate governance practices. As such, our management and other personnel are required to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations increase our legal and financial compliance costs and make some activities more time consuming and costly. In addition, the Sarbanes-Oxley Act requires, among other things, that we maintain effective internal controls for financial reporting and disclosure of controls and procedures. Our testing may reveal deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses. Our compliance with Section 404 will require that we incur substantial accounting expense and expend significant management efforts. We may need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge to comply with such compliance requirements. Moreover, if we are not able to comply with the requirements of Section 404 in a timely manner, or if we identify deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses, the market price of our stock could decline, and we could be subject to sanctions or investigations by the SEC or other regulatory authorities, which would require additional financial and management resources.

Our contracts may not be renewed and our existing relationships may not continue, which could be exacerbated by the fact that a limited number of our customers represented a significant portion of our sales.

Our contracts and relationships in the black oil business include feedstock purchasing agreements with local waste oil collectors, an off-take arrangement with one re-refinery, along with a few key relationships in the bunkering, blending and No. 6 oil industry. Because our operations are extremely dependent on the black oil key bunkering, blending and No. 6 oil relationships as well as our third-party refining contracts, if we were to lose relationships, there would be a material adverse effect on our operations and results of operations. Additionally, if we were to lose any of our current local waste oil collectors, we could be required to spend additional resources locating and providing incentives for other waste oil collectors, which could cause our expenses to increase and/or cause us to curtail or abandon our business plans.

This is exacerbated by the fact that four companies represented approximately 40%, 10%, 9%, and 8% of our revenues for the year ended December 31, 2013. As a result, if we were to lose any of our largest revenue producing relationships, we may be forced to expend additional resources attempting to secure replacement relationships, which may not be on as favorable terms as our current relationships, if such relationships can be secured at all.

A significant portion of our historical revenues are a result of our agreement with KMTEX.

We have an agreement in place with KMTEX, which specializes in the custom processing of petrochemicals and other chemicals. Our services include terminal storage and expert project management in materials handling, distillation, filtration, molecular sieve, and reaction chemistry, pursuant to which KMTEX agreed to process feedstock of certain petroleum distillates, which we provide to KMTEX to process into more valuable feedstocks, including pygas, gasoline blendstock and cutterstock, which agreement was to expire on June 30, 2014, provided that if not terminated by either party by written notice to the other, received within ninety days prior to the expiration of the agreement, the agreement automatically renews for up to six successive one year periods. As no notice of termination was received prior to June 30, 2014, the agreement has automatically been extended until June 30, 2015, and is able to be extended for up to five additional one year terms pursuant to the terms of the agreement. However, either party can terminate the agreement at any time with ninety days prior written notice for any reason and with thirty days written notice upon the occurrence of certain material termination events as described in greater detail in the agreement.  If KMTEX were to terminate our relationship and/or not agree to renew our agreement with it, we would be forced to spend resources attempting to locate another party which we could supply our feedstock which could take substantial time, if such alternative party is even available. If we are able to find another contracting party, the terms of the understanding or agreement with such contracting party may be on terms less favorable to us and/or may force us to transport our feedstock a greater distance. As a result of the above, if we were to lose our relationship with KMTEX our expenses may increase, our results of operations may decrease and/or it may cause us to curtail or abandon our business plans, all of which would likely cause the value of our securities to decrease in value.

We operate in competitive markets, and there can be no certainty that we will maintain our current customers or attract new customers or that our operating margins will not be impacted by competition.

The industries in which we operate are highly competitive. We compete with numerous local and regional companies of varying sizes and financial resources in our refining and feedstock consolidation operations, transportation services, feedstock collection and aggregation and used oil recycling, and we compete with larger oil companies, with significantly greater resources than us, in our oil re-refining operations. We expect competition to intensify in the future. Furthermore, numerous well-established companies are focusing significant resources on providing used oil collection, transportation, refining and re-refining services that will compete with our services. We may not be able to effectively compete with these other companies and competitive pressures, including possible downward pressure on the prices we charge for our products and services, may arise. In the event that we cannot effectively compete on a continuing basis, or competitive pressures arise, such inability to compete or competitive pressures could have a material adverse effect on our business, results of operations and financial condition.

Disruptions in the supply of feedstock could have an adverse effect on our business.

We depend on the continuing availability of raw materials, including feedstock, to remain in production. A serious disruption in supply of feedstock, or significant increases in the prices of feedstock, could significantly reduce the availability of raw materials at our plants and which are available to be processed by our third-party processors. Additionally, increases in production costs could have a material adverse effect on our business, results of operations and financial condition.

For example, we have previously experienced difficulty in obtaining feedstock from our suppliers who, because of the sharp downturn in the price of oil (used and otherwise) have seen their margins decrease substantially, which in some cases has made it uneconomical for such suppliers to purchase feedstock from their suppliers and/or sell to us at the rates set forth in their contracts. Any similar decline in the price of oil and/or the economy in general could create a decrease in the supply of feedstock, prevent us from maintaining our required levels of output and/or force us to seek out additional suppliers of feedstock, who may charge more than our current suppliers, and therefore adversely affect our results of operations.

We are subject to numerous environmental and other laws and regulations and, to the extent we are found to be in violation of any such laws and regulations, our business could be materially and adversely affected.

We are subject to extensive federal, state, provincial and local laws and regulations relating to the protection of the environment which, among other things:

•	regulate the collection, transportation, handling, processing and disposal of hazardous and non-hazardous wastes;

•	impose liability on persons involved in generating, handling, processing, transporting or disposing hazardous materials;

•	impose joint and several liability for remediation and clean-up of environmental contamination; and

•	require financial assurance that funds will be available for the closure and post-closure care of sites where hazardous wastes are stored, processed or disposed.

The breadth and complexity of all of these laws and regulations impacting us make consistent compliance extremely difficult and often result in increased operating and compliance costs, including requiring the implementation of new programs to promote compliance. Even with these programs, we and other companies in the industry are routinely faced with legal and administrative proceedings which can result in civil and criminal penalties, interruption of business operations, fines or other sanctions and require expenditures.

Our operations involve the risks of fuel spillage or seepage, environmental damage and hazardous waste disposal, among others. If we are involved in a spill or other accident involving hazardous substances, or if we are found to be in violation of applicable environmental laws or regulations, it could significantly increase our cost of doing business.

Additionally, under current law, we may be held liable for damage caused by conditions that existed before we acquired our assets and/or before we took control of our leased properties or if we arranged for the transportation, disposal or treatment of hazardous substances that cause environmental contamination. In the future, we may be subject to monetary fines, civil or criminal penalties, remediation, clean-up or stop orders, injunctions, orders to cease or suspend certain practices or denial of permits required to operate our facilities and conduct our operations. The outcome of any proceeding and associated costs and expenses could have a material adverse impact on our operations and financial condition.

Our trucking operations are subject to a number of federal, state and local rules and regulations generally governing such activities as authorization to engage in motor carrier operations, safety compliance and reporting, contract compliance, insurance requirements, taxation and financial reporting. We could be subject to new or more restrictive regulations, such as regulations relating to engine emissions, drivers’ hours of service, occupational safety and health, ergonomics or cargo security. Compliance with such regulations could substantially reduce equipment productivity, and the costs of compliance could increase our operating expenses.

Environmental laws also govern the presence, maintenance and removal of asbestos-containing building materials, or ACBM, and may impose fines and penalties for failure to comply with these requirements. Such laws require that owners or operators of buildings containing ACBM (and employers in such buildings) properly manage and maintain the asbestos, adequately notify or train those who may come into contact with asbestos, and undertake special precautions, including removal or other abatement, if asbestos would be disturbed during renovation or demolition of a building or plant. In addition, the presence of ACBM in our properties or plants may expose us to third-party liability (e.g., liability for personal injury associated with exposure to asbestos).

Environmental laws and regulations are subject to change and may become increasingly stringent or relaxed. Interpretation or enforcement of existing laws and regulations, or the adoption of new laws and regulations, may require us to modify or curtail our operations or replace or upgrade our facilities or equipment at substantial costs which we may not be able to pass on to our customers. On the other hand, if new laws and regulations are less stringent, then our customers or competitors may be able to compete with us more effectively, without reliance on our services, which could decrease the need for our services and/or increase competition which could adversely affect our revenues and profitability, if any.

We are required to obtain and maintain permits, licenses and approvals to conduct our operations in compliance with such laws and regulations. If we are unable to maintain our currently held permits, licenses and approvals, we may not be able to continue certain of our operations. If we are unable to obtain any additional permits, licenses and approvals which may be required as we expand our operations, we may be forced to curtail or abandon our current and/or future planned business operations.

Environmental risks and regulations may adversely affect our business.

All phases of designing, constructing and operating our refining and planned re-refining plants present environmental risks and hazards. We are subject to environmental regulation implemented or imposed by a variety of federal, state and municipal laws and regulations as well as international conventions. Among other things, environmental legislation provides for restrictions and prohibitions on spills and discharges, as well as emissions of various substances produced in association with our operations. Legislation also requires that facility sites be operated, maintained, abandoned and reclaimed in such a way that would satisfy applicable regulatory authorities. Compliance with such legislation can require significant expenditures and a breach could result in the imposition of fines and penalties, some of which could be material. Environmental legislation is evolving in a manner we expect may result in stricter standards and enforcement, larger fines and liability, as well as potentially increased capital expenditures and operating costs. The presence or discharge of pollutants in or into the air, soil or water may give rise to liabilities to governments and third parties and may require us to incur costs to remedy such presence or discharge.

Environmental, health and safety laws, regulations and permit requirements, and the potential for further expanded laws, regulations and permit requirements may increase our costs or reduce demand for our products and thereby negatively affect our business. Environmental permits required for our operations are subject to periodic renewal and may be revoked or modified for cause or when new or revised environmental requirements are implemented. Changing and increasingly strict environmental requirements and the potential for further expanded regulation may increase our costs and can affect the manufacturing, handling, processing, distribution and use of our products. If so affected, our business and operations may be materially and adversely affected. In addition, changes in these requirements may cause us to incur substantial costs in upgrading or redesigning our facilities and processes, including our waste treatment, storage, disposal and other waste handling practices and equipment. For these reasons, we may need to make capital expenditures beyond those currently anticipated to comply with existing or future environmental or safety laws. The application of environmental, health and safety laws, regulations and permit requirements to our business may cause us to limit our production, significantly increase the costs of our operations and activities, reduce the market for our products or to otherwise adversely affect our financial condition, results of operations or prospects.

Climate change legislation or regulations restricting emissions of greenhouse gases could result in increased operating and capital costs and reduced demand for our products.

There is a growing belief that emissions of greenhouse gases, or GHGs, such as carbon dioxide and methane, may be linked to climate change. Climate change and the costs that may be associated with its impacts and the regulation of GHGs have the potential to affect our business in many ways, including negatively impacting the costs of our operations, transportation costs, feedstock costs and demand for our products (due to change in both costs and weather patterns).

In recent years, the U.S. Congress has from time to time considered adopting legislation to reduce emissions of GHGs and almost one-half of the states have already taken legal measures to reduce emissions of GHGs primarily through the planned development of GHG emission inventories and/or regional GHG cap and trade programs. Most of these cap and trade programs work by requiring major sources of emissions, such as electric power plants, or major producers of fuels, such as refineries and gas processing plants, to acquire and surrender emission allowances. The number of allowances available for purchase is generally reduced each year in an effort to achieve the overall GHG emission reduction goal.

Depending on the scope of a particular program, we could be required to purchase and surrender allowances for GHG emissions resulting from our operations. Although most of the state-level initiatives have to date been focused on large sources of GHG emissions, such as electric power plants, it is possible that smaller sources such as our operations could become subject to GHG-related regulation. Depending on the particular program, we could be required to control emissions or to purchase and surrender allowances for GHG emissions resulting from our operations. Independent of Congress, the Environmental Protection Agency (EPA) has adopted regulations controlling GHG emissions under its existing Clean Air Act authority. For example, on December 15, 2009, the EPA officially published its findings that emissions of carbon dioxide, methane and other GHGs present an endangerment to human health and the environment because emissions of such gases are, according to the EPA, contributing to warming of the earth’s atmosphere and other climatic changes. These findings by the EPA allow the agency to proceed with the adoption and implementation of regulations that would restrict emissions of greenhouse gases under existing provisions of the federal Clean Air Act. In 2009, the EPA adopted rules regarding regulation of GHG emissions from motor vehicles. In 2010, EPA also issued a final rule, known as the “Tailoring Rule,” that makes certain large stationary sources and modification projects subject to permitting requirements for greenhouse gas emissions under the Clean Air Act. In addition, on September 22, 2009, the EPA issued a final rule requiring the reporting of greenhouse gas emissions from specified large greenhouse gas emission sources in the U.S. beginning in 2011 for emissions occurring in 2010. None of our facilities currently generate enough greenhouse gasses to be subject to this reporting requirement under this rule, but we could become subject to such reporting requirements in the future.

Although it is not possible at this time to accurately estimate how potential future laws or regulations addressing greenhouse gas emissions would impact our business, any future federal laws or implementing regulations that may be adopted to address greenhouse gas emissions could require us to incur increased operating costs and could adversely affect demand for our feedstocks and resulting products, and/or increase our transportation costs. The potential increase in the costs of our operations resulting from any legislation or regulation to restrict emissions of greenhouse gases could include new or increased costs to operate and maintain our facilities, install new emission controls on our facilities, acquire allowances to authorize our greenhouse gas emissions, pay any taxes related to our greenhouse gas emissions and administer and manage a greenhouse gas emissions program. While we may be able to include some or all of such increased costs in the rates charged for our products, such recovery of costs is uncertain. Moreover, incentives to conserve energy or use alternative energy sources could reduce demand for our products and/or lower the supply of our feedstocks. We cannot predict with any certainty at this time how these possibilities may affect our operations. Many scientists have concluded that increasing concentrations of GHGs in the Earth’s atmosphere may produce climate change that could have significant physical effects, such as increased frequency and severity of storms, droughts, and floods and other climatic events; if such effects were to occur, they could have an adverse effect on our operations.

The adoption of regulations implementing recent financial reform legislation could impede our ability to manage business and financial risks by restricting our use of derivative instruments as hedges against fluctuating commodity prices.

The U.S. Congress adopted the Dodd-Frank Wall Street Reform and Consumer Protection Act in 2010 (the “Dodd-Frank Act”). This comprehensive financial reform legislation establishes federal oversight and regulation of the over-the-counter derivatives market and entities that participate in that market. The Dodd-Frank Act requires the Commodity Futures Trading Commission (“CFTC”), the SEC and other regulators to promulgate rules and regulations implementing the new legislation. The CFTC has adopted regulations to set position limits for certain futures and option contracts in the major energy markets and for swaps that are their economic equivalents. Certain bona fide hedging transactions or derivative instruments would be exempt from these position limits. The Dodd-Frank Act may also require compliance with margin requirements and with certain clearing and trade-execution requirements in connection with certain derivative activities. The final rules will be phased in over time according to a specified schedule which is dependent on finalization of certain other rules to be promulgated by the CFTC and the SEC.

The Dodd-Frank Act and any new regulations could significantly increase the cost of some commodity derivative contracts (including through requirements to post collateral), materially alter the terms of some commodity derivative contracts and reduce the availability of some derivatives to protect against risks we encounter. While we are not currently party to any commodity derivative contracts, we may enter into such contracts in the future and the Dodd-Frank Act and any new regulations may have the effect of making our results of operations more volatile and our cash flows may be less predictable, if we are unable to enter into commodity derivative contracts or similar hedging transactions in the future. Finally, the Dodd- Frank Act was intended, in part, to reduce the volatility of oil and natural gas prices, which some legislators attributed to speculative trading in derivatives and commodity instruments related to oil and natural gas. If the Dodd-Frank Act and any new regulations result in lower commodity prices, our revenues could be adversely affected. Any of these consequences could adversely affect our business, financial condition and results of operations.

We could be subject to involuntary shutdowns or be required to pay significant monetary damages or remediation costs if we are found to be a responsible party for the improper handling or the release of hazardous substances.

As a company engaged in the sale, handling, transportation, storage, recycling and disposal of materials that are or may be classified as hazardous by federal, state, provincial or other regulatory agencies, we face risks of liability for environmental contamination. The federal Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, or “CERCLA” or Superfund, and similar state laws impose strict liability for clean-up costs on current or former owners and operators of facilities that release hazardous substances into the environment, as well as on the businesses that generate those substances or transport them. As a potentially responsible party, or “PRP,” we may be liable under CERCLA for substantial investigation and cleanup costs even if we operate our business properly and comply with applicable federal and state laws and regulations. Liability under CERCLA may be joint and several, which means that if we were found to be a business with responsibility for a particular CERCLA site, we could be required to pay the entire cost of the investigation and cleanup, even though we were not the party responsible for the release of the hazardous substance and even though other companies might also be liable. Even if we are able to identify who the other responsible parties might be, we may not be able to compel them to contribute to the remediation costs, or they might be insolvent or unable to contribute due to lack of financial resources.

Our facilities and the facilities of our clients and third-party contractors may have generated, used, handled and/or disposed of hazardous substances and other regulated wastes. Environmental liabilities could exist, including cleanup obligations at these facilities or at off-site locations, which could result in future expenditures that cannot be currently quantified and which could materially reduce our profits. In addition, new services or products offered by us could expose us to further environmental liabilities for which we have no historical experience and cannot estimate our potential exposure to liabilities.

Penalties we may incur could impair our business.

Failure to comply with government regulations could subject us to civil and criminal penalties and may negatively affect the value of our assets or our ability to conduct our business. We may also be required to take corrective actions, including, but not limited to, installing additional equipment, which could require us to make substantial capital expenditures. We could also be required to indemnify our employees in connection with any expenses or liabilities that they may incur individually in connection with regulatory action against us. These could result in a material adverse effect on our prospects, business, financial condition and our results of operations.

Our Recovery division participates from time to time in one-time projects, which could create fluctuations in revenue and gross profit from quarter to quarter.

Our Recovery division periodically participates in one-time, non-ongoing projects and therefore we expect to see fluctuations in revenue and gross profit from this division from quarter to quarter and period to period. Consequently, the results of operations, net income, revenue and gross profit for our Recovery division for any quarter or period may not be indicative of the results of operations, net income, revenue and gross profit for any subsequent quarter or period.

The dismantling, demolition, decommission and marine salvage operations of our Recovery division subjects us to operational and safety risks.

Our Recovery division provides dismantling, demolition, decommission and marine salvage services at industrial facilities throughout the Gulf Coast. The division also owns and operates a fleet of trucks and other vehicles used for shipping and handling equipment and scrap materials. Such operations could potentially result in releases of hazardous materials, injury or death of our employees or third parties, environmental contamination claims, and claims for damage to property both from third parties and our customers and clients. These risks expose us to potential liability for pollution and other environmental damages, personal injury, loss of life, business interruption, and property damage or destruction. While we seek to minimize and obtain insurance to limit our exposure to such risks, such actions and insurance may not be adequate to cover all of our potential liabilities and such insurance may not in the future be available at commercially reasonable rates. If we were to incur substantial liabilities in excess of policy limits or at a time when we were not able to obtain adequate liability insurance on commercially reasonable terms, our business, results of operations and financial condition could be adversely affected to a material extent. Furthermore, should our safety record deteriorate, we could be subject to a potential reduction of revenues from our Recovery division.

Our operations are subject to numerous statutory and regulatory requirements, which may increase in the future.

Our operations are subject to numerous statutory and regulatory requirements, and our ability to continue to hold licenses and permits required for our businesses is subject to maintaining satisfactory compliance with such requirements. These requirements may increase in the future as a result of statutory and regulatory changes. Although we are very committed to compliance and safety, we may not, either now or in the future, be in full compliance at all times with such statutory and regulatory requirements. Consequently, we could be required to incur significant costs to maintain or improve our compliance with such requirements.

We are dependent on third parties for the disposal of our waste streams.

We do not own any waste disposal sites. As a result, we are dependent on third parties for the disposal of waste streams. To date, disposal vendors have met their requirements but they make not continue to  do so. If for some reason our current disposal vendors cannot perform up to standards, we may be required to replace them. Although we believe there are a number of potential replacement disposal vendors that could provide such services, we may incur additional costs and delays in identifying and qualifying such replacements. In addition, any mishandling of our waste streams by disposal vendors could expose us to liability. Any failure by disposal vendors to properly collect, transport, handle or dispose of our waste streams could expose us to liability, damage our reputation and generally have a material adverse effect on our business, financial condition or results of operations.

Worsening economic conditions and trends and downturns in the business cycles of the industries we serve and which provide services to us would impact our business and operating results.

A significant portion of our customer base is comprised of companies in the chemical manufacturing and hydrocarbon recovery industries. The overall levels of demand for our products, refining operations, and future planned re-refined oil products are driven by fluctuations in levels of end-user demand, which depend in large part on general macroeconomic conditions in the U.S., as well as regional economic conditions. For example, many of our principal consumers are themselves heavily dependent on general economic conditions, including the price of fuel and energy, availability of affordable credit and capital, employment levels, interest rates, consumer confidence and housing demand. These cyclical shifts in our customers’ businesses may result in fluctuations in demand, volumes, pricing and operating margins for our services and products.

In addition to our customers, the suppliers of our feedstock may also be affected by downturns in the economy and adverse changes in the price of feedstock. For example, we previously experienced difficulty obtaining feedstock from our suppliers who, because of the sharp downturn in the price of oil (used and otherwise) have seen their margins decrease substantially, which in some cases have made it uneconomical for such suppliers to purchase feedstock from their suppliers and/or sell to us at the rates set forth in their contracts. Any similar decline in the price of oil and/or the economy in general could create a decrease in the supply of feedstock, prevent us from maintaining our required levels of output and/or force us to seek additional suppliers of feedstock, who may charge more than our current suppliers, and therefore adversely affect our results of operations.

Our operating margins and profitability may be negatively impacted by changes in fuel and energy costs.

We transport our feedstock, refined oil and re-refined oil, vacuum oil gas and other materials with trucks and by rail. As a result, increases in shipping and transportation costs caused by increases in oil, gasoline and diesel prices have a significant impact on our operating expenses. The price and supply of oil and gas is unpredictable and fluctuates based on events beyond our control, including geopolitical developments, natural disasters, supply and demand for oil and natural gas, actions by OPEC and other oil and gas producers, war and unrest in oil producing countries, regional production patterns and environmental concerns. A significant increase in transportation or fuel costs could lower our operating margins and negatively impact our profitability.

Additionally, the price at which we sell our refined oil and our re-refined oil, vacuum gas and other materials is affected by changes in certain oil indexes. If the relevant oil index rises, we anticipate being able to increase the prices for our refined and re-refined oil. If the relevant oil index declines, we anticipate having to reduce prices for our refined and re-refined oil. However, the cost to collect used oil and refinery feedstock, including the amounts that must be paid to obtain used oil and feedstock, generally also increases or decreases when the relevant index increases or decreases. Even though the prices that can be charged for our refined and re-refined products and the costs to collect, refine, and re-refine the feedstock generally increase and decrease together, if the costs to collect, refine and re-refine used oil and petrochemical products increase in the future, we may not be able to increase the prices we charge for our refined and re-refined products to cover such increased costs.  Additionally, the costs to collect, refine and re-refine used oil and petrochemical products may not decline if the prices we can charge for our products decline. If the prices we charge for our finished products and the costs to collect, refine and re-refine products do not move together or in similar magnitudes, our profitability may be materially and negatively impacted.

Our strategy includes pursuing acquisitions, partnerships and joint ventures and our potential inability to successfully integrate newly-acquired companies or businesses, or successfully manage our partnerships and joint ventures may adversely affect our financial results.

In the future, we may seek to grow our business by investing in new or existing facilities or technologies, making acquisitions (similar to the acquisition of Omega, the first part of which has previously closed) or entering into partnerships and joint ventures. Acquisitions, partnerships, joint ventures or investments may require significant managerial attention, which may divert management from our other activities and may impair the operation of our existing businesses. Any future acquisitions of businesses or facilities could entail a number of additional risks, including:

•	the failure to successfully integrate the acquired businesses or facilities or new technology into our operations;

•	incurring significantly higher than anticipated capital expenditures and operating expenses;

•	disrupting our ongoing business;

•	dissipating our management resources;

•	failing to maintain uniform standards, controls and policies;

•	the inability to maintain key pre-acquisition business relationships;

•	loss of key personnel of the acquired business or facility;

•	exposure to unanticipated liabilities; and

•	the failure to realize efficiencies, synergies and cost savings.

We may also assume liabilities and environmental liabilities as part of acquisitions (including the Omega acquisition). Although we will endeavor to accurately estimate and limit liabilities and environmental liabilities presented by the businesses or facilities to be acquired, some liabilities, including ones that may exist only because of the past operations of an acquired business or facility, may prove to be more difficult or costly to address than we then estimate. It is also possible that government officials responsible for enforcing environmental laws may believe an environmental liability is more significant than we then estimate, or that we will fail to identify or fully appreciate an existing liability before we become legally responsible to address it. We may have no recourse, or only limited recourse, to the former owners of such properties in the event such liabilities are present. As a result, if a liability were asserted against us based upon ownership of an acquired property, we might be required to pay significant sums to settle it, which could adversely affect our financial results and cash flow.

The consolidation of our operations with the operations of acquired companies, including the consolidation of systems, procedures, personnel and facilities, the relocation of staff, and the achievement of anticipated cost savings, economies of scale and other business efficiencies, presents significant challenges to our management, particularly if several acquisitions occur at the same time. Fully integrating an acquired company or business into our operations may take a significant amount of time. We may not be successful in overcoming these risks or any other problems encountered with acquisitions. To the extent we do not successfully avoid or overcome the risks or problems related to any acquisitions, our results of operations and financial condition could be adversely affected. Future acquisitions also could impact our financial position and capital needs, and could cause substantial fluctuations in our quarterly and yearly results of operations. Acquisitions could include significant goodwill and intangible assets, which may result in future impairment charges that would reduce our stated earnings or increase our stated losses.

We may be subject to citizen opposition and negative publicity due to public concerns over hazardous waste and re-refining operations, which could have a material adverse effect on our business, financial condition or results of operations.

There currently exists a high level of public concern over hazardous waste and refining and re-refining operations, including with respect to the location and operation of transfer, processing, storage and disposal facilities. Part of our business strategy is to increase our re-refining capacity through the construction of new facilities in growth markets. Zoning, permit and licensing applications and proceedings, as well as regulatory enforcement proceedings, are all matters open to public scrutiny and comment. Accordingly, from time to time we may be subject to citizen opposition and publicity which may damage our reputation and delay or limit the planned expansion and development of future facilities or operations or impair our ability to renew existing permits, any of which could prevent us from implementing our growth strategy and have a material adverse effect on our business, financial condition or results of operations.

We depend heavily on the services of our Chief Executive Officer and Chairman, Benjamin P. Cowart.

Our success depends heavily upon the personal efforts and abilities of Benjamin P. Cowart, our Chief Executive Officer and Chairman, who is employed by us under a five-year employment contract which expired pursuant to its terms on April 16, 2014, provided that Mr. Cowart continues to provide services to us under the terms of the expired contract.  Our Compensation Committee is currently in discussions with Mr. Cowart regarding the terms for a new employment agreement with Mr. Cowart and we have no reason to believe that a new agreement will not be entered into with Mr. Cowart following the date of this prospectus. We do not currently have any “key man” life insurance policy in place for Mr. Cowart. The loss of Mr. Cowart or other key employees could have a material adverse effect on our business, results of operations or financial condition. In addition, the absence of Mr. Cowart may force us to seek a replacement who may have less experience or who may not understand our business as well, or we may not be able to find a suitable replacement.

Unanticipated problems or delays in building our facilities to the proper specifications may harm our business and viability.

Our future growth will depend on our ability to timely and economically complete and operate TCEP and our other planned re-refining facilities and operate our existing refining operations and facilities. If our operations are disrupted or our economic integrity is threatened for unexpected reasons, our business may experience a substantial setback. Moreover, the occurrence of significant unforeseen conditions or events in connection with the construction of our planned facilities may require us to reexamine our business model. Any change to our business model or management’s evaluation of the viability of our planned services may adversely affect our business. Construction costs for our future facilities may also increase to a level that would make a new facility too expensive to complete or unprofitable to operate. Contractors, engineering firms, construction firms and equipment suppliers also receive requests and orders from other companies and, therefore, we may not be able to secure their services or products on a timely basis or on acceptable financial terms. We may suffer significant delays or cost overruns as a result of a variety of factors, such as increases in the prices of raw materials, shortages of workers or materials, transportation constraints, adverse weather, equipment failures, fires, damage to or destruction of property and equipment, environmental damage, unforeseen difficulties or labor issues, any of which could prevent us from beginning or completing construction or commencing operations at our future planned re-refining facilities.

Strategic relationships on which we rely are subject to change.

Our ability to identify and enter into commercial arrangements with feedstock suppliers and refined and re-refined oil clients depends on developing and maintaining close working relationships with industry participants. Our success in this area also depends on our ability to select and evaluate suitable projects as well as to consummate transactions in a highly competitive environment. These factors are subject to change and may impair our ability to grow.

Disruptions to infrastructure and our and our partner’s facilities could materially and adversely affect our business.

Our business depends on the continuing availability of road, railroad, port, storage and distribution infrastructure and our re-refining facilities. Any disruptions in this infrastructure network or such re-refining facilities, whether caused by labor difficulties, earthquakes, storms, other natural disasters, human error or malfeasance or other reasons, could have a material adverse effect on our business. We rely on third parties to maintain the rail lines from our plants to the national rail network, and any failure by these third parties to maintain the lines could impede the delivery of products, impose additional costs and could have a material adverse effect on our business, results of operations and financial condition. For example, previous damage to our terminal facility located at Cedar Marine Terminal in Baytown, Texas as a result of Hurricane Ike in 2008 (which caused the terminal to temporarily be out of operation) resulted in increased costs associated with the shipping of feedstock through third-party contractors, thereby raising the overall cost of the feedstock and lowering our margins. Additional hurricanes or natural disasters in the future could cause similar damage to our infrastructure, prevent us from generating revenues while such infrastructure is undergoing repair (if repairable) and/or cause our margins and therefore our results of operations to be adversely affected.

Additionally, we have occasionally had to take our TCEP facility and other facilities offline to refurbish and upgrade such facility. Any prolonged period during which the TCEP facility or any other facilities we operate or acquire are non-operational or operational on a limited basis due to the decision to refurbish or upgrade such facilities, or any other reason, including problems with the facilities, could adversely affect our revenues and results of operations. Furthermore, any period during which KMTEX’s facilities or our other facilities are offline could have an adverse effect on our revenues, force us to seek alternative re-refining facilities (which may be more expensive or require us to transport our feedstock over longer distances) and may increase our expenses, decreasing our operating margins.

Negative publicity may harm our operations and we may face additional expenses due to such negative publicity.

Only a relatively small number of entities operate in our industry including competitors, feedstock suppliers, re-refining operators, purchasers of our products and transportation companies. If issues arise with our products or third parties (including entities which operate in our industry) allege issues with our products, even if no issues with such products exist, such negative publicity may force us to change service providers, undertake certain transportation activities ourselves, at higher costs than third parties would charge, or cause certain of our buyers, sellers or service providers to cease working with us. The result of such actions may result in our expenses increasing, a decrease in our ability to purchase feedstock, or our ability to sell or transport our resulting products, which could cause our revenues to decrease and/or expenses to increase, which could cause a material adverse effect on our results of operations.

Our commercial success will depend in part on our ability to obtain and maintain protection of our intellectual property.

Our success will depend in part on our ability to maintain or obtain and enforce patent rights and other intellectual property protection for our technologies, to preserve our trade secrets, and to operate without infringing upon the proprietary rights of third parties. We currently have two registered patents for our TCEP and three registered patents which we acquired in the Initial Closing of the Omega transaction, each registered in the United States (none, internationally). If we file additional patent applications for our technologies in the future, such patents may not be granted and the scope of any claims granted in any patent may not provide us with proprietary protection or a competitive advantage. Furthermore, our current patents, or future patents, if granted, may not be valid and may not afford us with protection against competitors with similar technology. The failure to obtain or maintain patents or other intellectual property protection on the technologies underlying our technologies may have a material adverse effect on our competitive position and business prospects. It is also possible that our technologies may infringe on patents or other intellectual property rights owned by others. We may have to alter our products or processes, pay licensing fees, defend an infringement action or challenge the validity of the patents in court, or cease activities altogether because of patent rights of third parties, thereby causing additional unexpected costs and delays to it. A license may not be available to us, if at all, upon terms and conditions acceptable to us and we may not prevail in any intellectual property litigation. Intellectual property litigation is costly and time consuming, and we may not have sufficient resources to pursue such litigation. If we do not obtain a license under such intellectual property rights, are found liable for infringement or are not able to have such patents declared invalid, we may be liable for significant money damages and may encounter significant delays in bringing products to market.

Competition may impair our success.

New technologies may be developed by others that could compete with our refining and re-refining technologies. In addition, we face competition from other producers of oil substitutes and related products. Such competition is expected to be intense and could significantly drive down the price for our products. Competition will likely increase as prices of energy in the commodities market, including refined and re-refined oil, rise. Additionally, new companies are constantly entering the market, thus increasing the competition even further. These companies may have greater success in the recruitment and retention of qualified employees, as well as in conducting their own refining and re-refining operations, and may have greater access to feedstock, market presence, economies of scale, financial resources and engineering, technical and marketing capabilities, which may give them a competitive advantage. In addition, actual or potential competitors may be strengthened through the acquisition of additional assets and interests. If we are unable to compete effectively or adequately respond to competitive pressures, this may materially adversely affect our results of operations and financial condition and could also have a negative impact on our ability to obtain additional capital from investors.

Potential competition from our existing employees could negatively impact our profitability.

Although Mr. Cowart and other employees of ours are prohibited from competing with us (i) while they are employed with us and for six months thereafter, and (ii) in the business of transporting, storing, processing and refining petroleum products, crudes and lubricants in the states of Alabama, Arkansas, Arizona, California, Florida, Georgia, Iowa, Illinois, Kentucky, Louisiana, Michigan, North Carolina, Nevada, New York, Ohio, Oklahoma, Pennsylvania, South Carolina, Tennessee and Texas, until August 31, 2017, none of such individuals will be prohibited from competing with us after such six-month period ends, subject to the non-competition restriction expiring August 31, 2017. Accordingly, any of these individuals could be in a position to use industry experience gained while working with us to compete with us. Such competition could increase our costs to obtain feedstock, and increase our costs for contracting use of operating assets and services such as third-party refining capacity, trucking services or terminal access. Furthermore, such competition could distract or confuse customers, reduce the value of our intellectual property and trade secrets, or result in a reduction in the prices we are able to obtain for our finished products. Any of the foregoing could reduce our future revenues, earnings or growth prospects.

Competition due to advances in renewable fuels may lessen the demand for our products and negatively impact our profitability.

Alternatives to petroleum-based products and production methods are continually under development. For example, a number of automotive, industrial and power generation manufacturers are developing alternative clean power systems using fuel cells or clean-burning gaseous fuels that may address increasing worldwide energy costs, the long-term availability of petroleum reserves and environmental concerns, which if successful could lower the demand for our services. If these non-petroleum based products and oil alternatives continue to expand and gain broad acceptance such that the overall demand for our products is reduced, we may not be able to compete effectively in the marketplace.

We will rely on new technology to conduct our business, including TCEP, and our technology could become ineffective or obsolete.

We will be required to continually enhance and update our technology to maintain our efficiency and to avoid obsolescence. Our TCEP is currently commercially unproven and may not work over the long term in a profitable manner. Currently TCEP is producing at expected levels and producing the quality of product we originally planned to produce. However, the total revenues year to date generated by the process have been below our expectations, and we anticipate that TCEP will be able to continue producing the level and quality of product we originally hoped and that our results of operations will reflect such levels of production as we move forward.

Additionally, the costs moving forward of enhancing and updating and/or replicating our technology or creating new technology may be substantial and may be higher than the costs that we anticipated for technology maintenance and development. If we are unable to maintain the efficiency of our technology, replicate our technology, or create new technologies our ability to manage our business and to compete may be impaired. Even if we are able to maintain technical effectiveness, our technology may not be the most efficient means of reaching our objectives, in which case we may incur higher operating costs than we would if our technology was more effective. The impact of technical shortcomings, including but not limited to the failure of TCEP, and/or the costs associated with enhancing or replicating TCEP could have a material adverse effect on our prospects, business, financial condition, and results of operations.

Our operations would be negatively affected if we are unable to use the TCEP facility in the future.

If we were not able to use our currently operational TCEP facility moving forward, our ability to compete in the marketplace would be negatively affected. We believe we need the use of the TCEP facility to produce higher valued products from black oil streams and to compete with competitors who may bring new technologies to the marketplace to create new and higher value finished products, which will in turn enable them to pay more for feedstock (i.e., as their margins increase, they are able to increase the prices they are willing to pay for feedstock). If we are unable to use the TCEP facility for any reason, we will not be able to effectively compete with additional technologies brought to market by our competitors, our finished products could be worth less and if our competitors are willing to pay more for feedstock than we are, they could drive up prices, which would cause our revenues to decrease, and cause our cost of sales to increase, respectively. Additionally, if we are forced to pay more for feedstock, our cash flows will be negatively impacted and our margins will decrease.

Our business is subject to local, legal, political, and economic factors which are beyond our control.

We believe that the current political environment for construction of our planned additional re-refining facilities is sufficiently supportive to enable us to plan and implement the construction of such additional re-refining facilities, funding permitting. However, there are risks that conditions will change in an adverse manner. These risks include, but are not limited to, environmental issues, land use, air emissions, water use, zoning, workplace safety, restrictions imposed on the re-refining industry such as restrictions on production, substantial changes in product quality standards, restrictions on feedstock supply, price controls and export controls. Any changes in financial incentives, investment regulations, policies or a shift in political attitudes are beyond our control and may adversely affect our business, plans for future re-refining facilities, and future financial results.

Additionally, the U.S. Departments of Transportation, Coast Guard and Homeland Security and various federal, state, local and foreign agencies exercise broad powers over our transportation operations, generally governing such activities as authorization to engage in motor carrier operations, safety and permits to conduct transportation business. We may also become subject to new or more restrictive regulations that the Departments of Transportation and Homeland Security, the Occupational Safety and Health Administration, the Environmental Protection Agency or other authorities impose, including regulations relating to engine exhaust emissions, the hours of service that our drivers may provide in any one-time period, security and other matters. Compliance with these regulations could increase our costs and adversely affect our results of operations.

Our business may be harmed by anti-terrorism measures.

In the aftermath of the terrorist attacks on the United States and increased concerns regarding future terrorist attacks, federal, state and municipal authorities have implemented and are implementing various security measures, including checkpoints and travel restrictions on large trucks. Although many companies will be adversely affected by any slowdown in the availability of freight transportation, the negative impact could affect our business disproportionately. For example, if the security measures disrupt or impede the timing of our deliveries of feedstock, we may not have sufficient feedstock to run our re-refining processes at full capacity, or may incur increased expenses to do so. These measures may significantly increase our costs and reduce our operating margins and income.

Our business is geographically concentrated and is therefore subject to regional economic downturns.

Our operations and customers are concentrated principally in the Gulf Coast. Therefore, our business, financial condition and results of operations are susceptible to regional economic downturns and other regional factors, including state regulations and budget constraints and severe weather conditions. In addition, as we seek to expand in our existing markets, opportunities for growth within this region may become more limited and the geographic concentration of our business may increase.

Currently pending or future litigation or governmental proceedings could result in material adverse consequences, including judgments or settlements.

From time to time, we are involved in lawsuits, regulatory inquiries and may be involved in governmental and other legal proceedings arising out of the ordinary course of our business. Many of these matters raise difficult and complicated factual and legal issues and are subject to uncertainties and complexities. The timing of the final resolutions to these types of matters is often uncertain. Additionally, the possible outcomes or resolutions to these matters could include adverse judgments or settlements, either of which could require substantial payments, adversely affecting our results of operations and liquidity.

If we cannot maintain adequate insurance coverage, we will be unable to continue certain operations.

Our business exposes us to various risks, including claims for causing damage to property and injuries to persons that may involve allegations of negligence or professional errors or omissions in the performance of our services. Such claims could be substantial. We believe that our insurance coverage is presently adequate and similar to, or greater than, the coverage maintained by other similarly situated companies in the industry. If we are unable to obtain adequate or required insurance coverage in the future, or if such insurance is not available at affordable rates, we could be in violation of our permit conditions and other requirements of the environmental laws, rules and regulations under which we operate. Such violations could render us unable to continue certain of our operations. These events could result in an inability to operate certain assets and significantly impair our financial condition.

Our insurance policies do not cover all losses, costs or liabilities that we may experience.

We maintain insurance coverage, but these policies do not cover all of our potential losses, costs or liabilities. We could suffer losses for uninsurable or uninsured risks, or in amounts in excess of our existing insurance coverage, which would significantly affect our financial performance. Our insurance policies also have deductibles and self-retention limits that could expose us to significant financial expense. Our ability to obtain and maintain adequate insurance may be affected by conditions in the insurance market over which we have no control. The occurrence of an event that is not fully covered by insurance could have a material adverse effect on our business, financial condition and results of operations. In addition, our business requires that we maintain various types of insurance. If such insurance is not available or not available on economically acceptable terms, our business would be materially and adversely affected.

Claims above our insurance limits, or significant increases in our insurance premiums, may reduce our profitability.

We currently employ 40 full-time drivers. From time to time, some of these employee drivers are involved in automobile accidents. We currently carry liability insurance of $1,000,000 for our drivers, subject to applicable deductibles, and carry umbrella coverage up to $10,000,000. We currently employ over 150 employees. Claims against us may exceed the amounts of available insurance coverage. If we were to experience a material increase in the frequency or severity of accidents, liability claims or workers' compensation claims or unfavorable resolutions of claims, our operating results could be materially affected.

Increases in energy costs will affect our operating results and financial condition.

Our production costs will be dependent on the costs of the energy sources used to run our facilities and to procure feedstock. These costs are subject to fluctuations and variations, and we may not be able to predict or control these costs. If these costs exceed our expectations, this may adversely affect our results of operations.

Fluctuations in fuel costs could impact our operating expenses and results.

We operate a fleet of transportation, collection and aggregation trucks to collect and transport used oil and re-refined oil products, among other things. The price and supply of fuel is unpredictable and fluctuates based on events beyond our control, including, among others, geopolitical developments, supply and demand for oil and gas, actions by the Organization of the Petroleum Exporting Countries and other oil and gas producers, war and unrest in oil producing countries and regional production patterns. We have experienced increases in the cost of fuel over the past several years. Although in the past, we have been able to pass-through some of these costs to our customers, we may not be able to continue to do so in the future. Fuel or other transportation costs may continue to increase significantly in fiscal year 2014 and beyond. A significant increase in our fuel or other transportation costs could lower our operating margins and negatively impact our profitability.

We face competition from other common carriers and transportation providers.

Crossroad is a common carrier that provides transportation and logistical services for liquid petroleum products, as well as other hazardous materials and waste streams. We face competition from trucking companies, railroads, motor carriers and, to a lesser extent, ships and barges. In addition to price competition, we face competition with respect to transit times and quality and reliability of service. Any future improvements or expenditures materially increasing the quality or reducing the cost of alternative modes of transportation, and/or increased competition from competitors, including competitors with more resources than us, could have a material adverse effect on our results of operations, financial condition, and liquidity. Additionally, any future consolidation of the trucking industry could materially affect the competitive environment in which we operate.

Our ability to use our net operating loss carry-forwards may be subject to limitation.

Under Section 382 of the Internal Revenue Code of 1986, as amended, substantial changes in our ownership may limit the amount of net operating loss carry-forwards that could be utilized annually in the future to offset our taxable income. Specifically, this limitation may arise in the event of a cumulative change in ownership of our company of more than 50% within a three-year period. Any such annual limitation may significantly reduce the utilization of our net operating loss carryforwards before they expire. Transactions that may occur in the future may trigger an ownership change pursuant to Section 382, and prior transactions may be deemed to have triggered an ownership change pursuant to Section 382, the result of which could limit the amount of net operating loss carryforwards that we can utilize annually to offset our taxable income, if any. Any such limitation could have a material adverse effect on our results of operations.

We face significant penalties in the event we fail to comply with the registration rights and deadlines set forth in the Purchase Agreement and Stock Purchase Agreement.

Pursuant to the Purchase Agreement we are required to file and obtain effectiveness of a registration statement to register the 500,000 shares of common stock issued pursuant to the Initial Closing within 90 days following the Initial Closing (if the Securities and Exchange Commission does not review the filing) and 150 days following the Initial Closing (if the Securities and Exchange Commission does review the filing). In the event we fail to obtain effectiveness of the registration within the time periods set forth in the Purchase Agreement, we are required to pay damages for each thirty (30) day period until cured, equal to that number of shares of common stock as equals 1% of the aggregate number of shares of common stock issued pursuant to the Purchase Agreement, however, we are not obligated to pay any liquidated damages if we are unable to fulfill our registration obligations as a result of rules, regulations, positions or releases or actions taken by the Securities and Exchange Commission.

Under the Stock Purchase Agreement, the Company agreed to register the 2,200,000 shares sold pursuant to the Stock Purchase Agreement in a registration statement on Form S-3.  We agreed to file the registration statement by the 30th day following the closing of the Offering and to cause the registration statement to become effective by the 90th day following the closing (or, in the event of a “full review” by the Securities and Exchange Commission, the 120th day following the closing). The Stock Purchase Agreement provides for liquidated damages upon the occurrence of certain events, including, but not limited to, the failure by the Company to cause the registration statement to become effective by the deadlines set forth above. The amount of the liquidated damages is 1.0% of the aggregate subscription amount paid by an Investor for the Shares affected by the event that are still held by the Investor upon the occurrence of the event, due on the date immediately following the event that caused such failure (or the 30th day following such event if the event relates to the suspension of the registration statement), and each 30 days thereafter, with such payments to be prorated on a daily basis during each 30 day period.

In the event we are unable to timely obtain effectiveness of the registration statement of which this prospectus is a part, or such registration statement is suspended for any material period of time, we could be required to pay significant penalties (as described above) which could reduce the amount of available cash we have for our operations and have a material adverse effect on our operations.

RISKS RELATED TO OUR SECURITIES

Our Chief Executive Officer has significant voting control over us, including the appointment of Directors.

Benjamin P. Cowart, our Chairman, President and Chief Executive Officer beneficially owns approximately 30.5% of our common stock (not including shares issuable upon exercise of options and warrants held by Mr. Cowart) and 30.5% of our total voting stock, and as such, Mr. Cowart exercises significant control in determining the outcome of corporate transactions or other matters, including the election of directors, mergers, consolidations, the sale of all or substantially all of our assets, and also the power to prevent or cause a change in control. The interests of Mr. Cowart may differ from the interests of the other stockholders and thus result in corporate decisions that are adverse to other shareholders.

Our obligation to make earn-out payments in connection with our acquisition of Vertex Acquisition Sub, LLC in August 2012 and Omega in 2014 may prevent a change of control of us.

Part of the consideration paid by us in connection with our acquisition of Vertex Merger Sub, LLC, included the right for the partners of Vertex Holdings, L.P. (which is majority owned and controlled by Mr. Cowart and is minority owned by certain other of our officers and employees and other third parties) to receive earn-out payments for each of the three one-year periods following September 11, 2012.  Additionally, our acquisition of certain of Omega’s assets and operations requires us to make certain earn-out payments in the event EBITDA and other thresholds are met. Each of these earn-outs is described in greater detail above under “We may be required to pay substantial additional amounts of consideration in the event certain earn-out targets are met by us. There may also be actual or perceived conflicts of interest with management regarding certain of such targets and amounts due in connection therewith.”

Our obligations regarding the earn-out payments could also prevent a change of control of us since a possible buyer may not be interested in making these earn-out payments. The existence of the requirement to pay the earn-out payments could also cause the value of our common stock to decline and/or be valued at less than a similarly sized company that does not have a required earn-out payment structure in place.

Securities analysts may not cover our common stock and this may have a negative impact on our common stock’s market price.

The trading market for our common stock will depend, in part, on the research and reports that securities or industry analysts publish about us or our business. We do not have any control over these analysts. We currently have limited research coverage by securities and industry analysts. If one or more of the analysts who covers us downgrades our common stock, changes their opinion of our shares or publishes inaccurate or unfavorable research about our business, our stock price would likely decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, demand for our common stock could decrease and we could lose visibility in the financial markets, which could cause our stock price and trading volume to decline.

Shareholders may be diluted significantly through our efforts to obtain financing and satisfy obligations through the issuance of additional securities.

Wherever possible, our Board of Directors will attempt to use non-cash consideration to satisfy obligations. In many instances, we believe that the non-cash consideration will consist of restricted shares of our common stock, preferred stock or warrants to purchase shares of our common stock. Our Board of Directors has authority, without action or vote of the shareholders, but subject to NASDAQ rules and regulations (which generally require shareholder approval for any transactions which would result in the issuance of more than 20% of our then outstanding shares of common stock or voting rights representing over 20% of our then outstanding shares of stock), to issue all or part of the authorized but unissued shares of common stock, preferred stock or warrants to purchase such shares of common stock. In addition, we may attempt to raise capital by selling shares of our common stock, possibly at a discount to market in the future. These actions will result in dilution of the ownership interests of existing shareholders, may further dilute common stock book value, and that dilution may be material. Such issuances may also serve to enhance existing management’s ability to maintain control of us, because the shares may be issued to parties or entities committed to supporting existing management.

We currently have a sporadic and volatile market for our common stock, and the market for our common stock is and may remain sporadic and volatile in the future.

We currently have a sporadic and volatile market for our common stock, which market is anticipated to remain sporadic and volatile in the future, and will likely be subject to wide fluctuations in response to several factors, including, but not limited to:

•	actual or anticipated variations in our results of operations;

•	our ability or inability to generate revenues;

•	the number of shares in our public float;

•	increased competition; and

•	conditions and trends in the market for oil refining and re-refining services, transportation services and oil feedstock.

Our common stock is currently listed on the NASDAQ Capital Market. Our stock price may be impacted by factors that are unrelated or disproportionate to our operating performance. These market fluctuations, as well as general economic, political and market conditions, such as recessions, interest rates or international currency fluctuations may adversely affect the market price of our common stock. Shareholders and potential investors in our common stock should exercise caution before making an investment in us, and should not rely solely on the publicly quoted or traded stock prices in determining our common stock value, but should instead determine the value of our common stock based on the information contained in our public reports, industry information, and those business valuation methods commonly used to value private companies.

Additionally, the market price of our common stock historically has fluctuated significantly based on, but not limited to, such factors as general stock market trends, announcements of developments related to our business, actual or anticipated variations in our operating results, our ability or inability to generate new revenues, and conditions and trends in the industries in which our customers are engaged.

In recent years, the stock market in general has experienced extreme price fluctuations that have oftentimes been unrelated to the operating performance of the affected companies. Similarly, the market price of our common stock may fluctuate significantly based upon factors unrelated or disproportionate to our operating performance. These market fluctuations, as well as general economic, political and market conditions, such as recessions, interest rates or international currency fluctuations may adversely affect the market price of our common stock.

We do not intend to pay cash dividends on our common stock in the foreseeable future, and therefore only appreciation of the price of our common stock will provide a return to our stockholders.

We currently anticipate that we will retain all future earnings, if any, to finance the growth and development of our business. We do not intend to pay cash dividends in the foreseeable future. Any payment of cash dividends will depend upon our financial condition, capital requirements, earnings and other factors deemed relevant by our Board of Directors. As a result, only appreciation of the price of our common stock, which may not occur, will provide a return to our stockholders.

We have established preferred stock which can be designated by the Board of Directors without shareholder approval and have established Series A preferred stock, which gives the holders a liquidation preference and the ability to convert such shares into our common stock.

We have 50,000,000 shares of preferred stock authorized, which includes 5,000,000 shares of designated Series A preferred stock of which approximately 0.6 million shares are issued and outstanding as of the date of this prospectus, and 2,000,000 designated shares of Series B preferred stock, of which no shares are outstanding as of the date of this prospectus. The Series A preferred stock has a liquidation preference of $1.49 per share. As a result, if we were to dissolve, liquidate or sell our assets, the holders of our Series A preferred stock would have the right to receive up to the first approximately $1 million in proceeds from any such transaction. Consequently, holders of our common stock may receive less consideration or no consideration in connection with such a transaction. Furthermore, the conversion of Series A preferred stock into common stock may cause substantial dilution to our common shareholders. Additionally, because our Board of Directors is entitled to designate the powers and preferences of the preferred stock without a vote of our shareholders, subject to NASDAQ rules and regulations, our shareholders will have no control over what designations and preferences our future preferred stock, if any, will have.

Our Common Stock may be delisted from the Nasdaq Capital Market if we cannot satisfy Nasdaq’s continued listing requirements.

Among the conditions required for continued listing on the Nasdaq Capital Market, Nasdaq requires us to maintain at least $2.5 million in stockholders’ equity or $500,000 in net income over the prior two years or two of the prior three years and to have a majority of independent directors. Our stockholders’ equity may not remain above Nasdaq’s $2.5 million minimum, we may not generate over $500,000 of yearly net income moving forward, and we may not be able to maintain independent directors. If we fail to timely comply with the applicable requirements, our stock may be delisted. In addition, even if we demonstrate compliance with the requirements above, we will have to continue to meet other objective and subjective listing requirements to continue to be listed on the Nasdaq Capital Market. Delisting from the Nasdaq Capital Market could make trading our common stock more difficult for investors, potentially leading to declines in our share price and liquidity. Without a Nasdaq Capital Market listing, stockholders may have a difficult time getting a quote for the sale or purchase of our stock, the sale or purchase of our stock would likely be made more difficult and the trading volume and liquidity of our stock could decline. Delisting from the Nasdaq Capital Market could also result in negative publicity and could also make it more difficult for us to raise additional capital. The absence of such a listing may adversely affect the acceptance of our common stock as currency or the value accorded by other parties. Further, if we are delisted, we would also incur additional costs under state blue sky laws in connection with any sales of our securities. These requirements could severely limit the market liquidity of our common stock and the ability of our stockholders to sell our common stock in the secondary market. If our common stock is delisted by Nasdaq, our common stock may be eligible to trade on an over-the-counter quotation system, such as the OTCQB market, where an investor may find it more difficult to sell our stock or obtain accurate quotations as to the market value of our common stock. In the event our common stock is delisted from the Nasdaq Capital Market, we may not be able to list our common stock on another national securities exchange or obtain quotation on an over-the counter quotation system.

If we are delisted from the Nasdaq Capital Market, your ability to sell your shares of our common stock could also be limited by the penny stock restrictions, which could further limit the marketability of your shares.

If our common stock is delisted, it could come within the definition of “penny stock” as defined in the Exchange Act and would then be covered by Rule 15g-9 of the Exchange Act. That Rule imposes additional sales practice requirements on broker-dealers who sell securities to persons other than established customers and accredited investors. For transactions covered by Rule 15g-9, the broker-dealer must make a special suitability determination for the purchaser and receive the purchaser’s written agreement to the transaction prior to the sale. Consequently, Rule 15g-9, if it were to become applicable, would affect the ability or willingness of broker-dealers to sell our securities, and accordingly would affect the ability of stockholders to sell their securities in the public market. These additional procedures could also limit our ability to raise additional capital in the future.

Due to the fact that our common stock is listed on the Nasdaq Capital Market, we are subject to financial and other reporting and corporate governance requirements which increase our costs and expenses.

We are currently required to file annual and quarterly information and other reports with the Securities and Exchange Commission that are specified in Sections 13 and 15(d) of the Securities Exchange Act of 1934, as amended. Additionally, due to the fact that our common stock is listed on the Nasdaq Capital Market, we are also subject to the requirements to maintain independent directors, comply with other corporate governance requirements and are required to pay annual listing and stock issuance fees. These obligations require a commitment of additional resources including, but not limited, to additional expenses, and may result in the diversion of our senior management’s time and attention from our day-to-day operations. These obligations increase our expenses and may make it more complicated or time consuming for us to undertake certain corporate actions due to the fact that we may require Nasdaq approval for such transactions and/or Nasdaq rules may require us to obtain shareholder approval for such transactions.

There may be future sales of our common stock, which could adversely affect the market price of our common stock and dilute a shareholder’s ownership of common stock.

The exercise of any options granted to executive officers and other employees under our equity compensation plans, and other issuances of our common stock could have an adverse effect on the market price of the shares of our common stock. We are not restricted from issuing additional shares of common stock, including any securities that are convertible into or exchangeable for, or that represent the right to receive shares of common stock, provided that we are subject to the requirements of the Nasdaq Capital Market (which generally require shareholder approval for any transactions which would result in the issuance of more than 20% of our then outstanding shares of common stock or voting rights representing over 20% of our then outstanding shares of stock). Sales of a substantial number of shares of our common stock in the public market or the perception that such sales might occur could materially adversely affect the market price of the shares of our common stock. Because our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. Additionally, the sale of all or a significant portion of the shares of common stock, the resale of which is being registered pursuant to the registration statement of which this prospectus forms a part, may cause the value of our common stock to decline in value.

USE OF PROCEEDS

The proceeds from the sale of the shares offered pursuant to this prospectus are solely for the accounts of the selling shareholders. Accordingly, we will not receive any of the proceeds from the sale of shares offered by this prospectus. See “Selling Shareholders” and “Plan of Distribution” described below. The selling shareholders will pay any underwriting discounts and commission and expenses incurred by the selling shareholders for brokerage, accounting, tax or legal services or any other expenses incurred by the selling shareholders in disposing of the shares. We will bear all other costs, fees, and expenses incurred in effecting the registration of the shares covered by this prospectus, including, without limitation, all registration and filing fees, NASDAQ listing fees (if any), and fees and expenses of our counsel and our accountants.

SELLING SHAREHOLDERS

The following table provides information regarding the selling shareholders and the number of shares each selling stockholder is offering under this prospectus. We have prepared this table based on information furnished to us by or on behalf of the selling shareholders. Under the rules of the SEC, beneficial ownership includes shares over which the indicated beneficial owner exercises voting or investment power. Beneficial ownership is determined under Section 13(d) of the Exchange Act, and generally includes voting or investment power with respect to securities, including any securities that grant the selling stockholder the right to acquire common stock within 60 days of July 17, 2014. Unless otherwise indicated in the footnotes below, we believe that the selling shareholders have sole voting and investment power with respect to all shares beneficially owned. The percentage ownership data is based on 25,025,510 shares of our common stock issued and outstanding as of July 17, 2014. Since the date on which they provided us with the information below, the selling shareholders may have sold, transferred or otherwise disposed of some or all of their shares in transactions exempt from the registration requirements of the Securities Act.

The shares may be sold by the selling shareholders, by those persons or entities to whom they transfer, donate, devise, pledge or distribute their shares or by other successors in interest. The information regarding shares beneficially owned after this offering assumes the sale of all shares offered by each of the selling shareholders in this prospectus. The selling shareholders may sell less than all of the shares listed in the table. In addition, the shares listed below may be sold pursuant to this prospectus or in privately negotiated transactions. Accordingly, we cannot estimate the number of shares the selling shareholders will sell under this prospectus.

Unless otherwise indicated in the footnotes below, the selling shareholders have not held any position or office or had any other material relationship with us or any of our predecessors or affiliates within the past three years, other than beneficial ownership of the shares described in the table below.

The selling shareholders have represented to us that they purchased the Shares for their own account, for investment only and not with a view toward selling or distributing them in violation of the Securities Act, except in sales either registered under the Securities Act, or sales that are exempt from registration. In addition, the selling shareholders who are affiliates of broker dealers have represented that they purchased the shares in the ordinary course of business solely for their own accounts and for investment purposes and had no agreements or understandings, directly or indirectly, with any person to distribute them. In recognition of the fact that the selling shareholders, even though purchasing their shares for investment, may wish to be legally permitted to sell their shares when they deem appropriate, we agreed with the selling shareholders to file a registration statement to register the resale of the shares. We also have agreed to prepare and file all amendments and supplements necessary to keep the registration statement, of which this prospectus constitutes a part, effective, pursuant to the terms of the Stock Purchase Agreement, until the earlier of (i) the date on which all of the shares have been sold by the selling shareholders who acquired shares pursuant to the Stock Purchase Agreement, (ii) the date on which all of the shares held by selling shareholders who acquired shares pursuant to the Stock Purchase Agreement may be sold under Rule 144 during any three month period without the requirement for the Company to be in compliance with the current public information requirement of Rule 144, or (iii) June 12, 2016.  Information regarding the selling shareholders may change from time to time. Any such changed information will be set forth in supplements to this prospectus if required.

Name of Selling Stockholder(1)	Number of Shares of Common Stock Beneficially Owned Prior to this Offering (2)		Number of Shares of Common Stock Being Offered (4)
	Number	Percentage (3)
Altairis Offshore Levered (5)	100,000	*	100,000
Atlas II, L.P. (6)	250,000	*	250,000
Blue Clay Capital Master Fund Ltd (7)	25,000	*	25,000
Brio Capital Master Fund, Ltd. (8)	25,000	*	25,000
Burguete Investment Partnership, L.P. (9)	25,000	*	25,000
Capital Ventures International (10)	100,000	*	100,000
Chris Findlater (11)	500,000	2.0%	500,000
Core Technology Fund, LLC (12)	5,000	*	5,000
Cranshire Capital Master Fund, Ltd (13)	80,000	*	80,000
Empery Asset Master, LTD (14)	64,318	*	64,318
Empery Tax Efficient, LP (15)	10,682	*	10,682
Equitec Specialists, LLC (16)	20,000	*	20,000
GROW Partners LLC (17)	500,000	2.0%	325,000
Hudson Bay Master Fund Ltd. (18)	75,000	*	75,000
KC Gamma Opportunity Fund LP (19)	35,000	*	35,000
Kettle Hill Partners II, LP (20)	16,700	*	16,700
Kettle Hill Partners, LP (21)	33,300	*	33,300
Kirkwood Capital Partners, LLC (22)	10,000	*	10,000
Leaf Investment Partners, LP (23)	95,000	*	95,000
Palisade Long Short Alpha Master Fund (Cayman) Limited (24)	25,000	*	25,000
Pennington Capital (25)	283,300	1.1%	100,000
TER I LLC (26)	62,449	*	37,500
Trellus Small Cap Opportunity Fund LP (27)	1,273,846	5.1%	30,000
Wellington Trust Company, National Association Multiple Collective Investment Funds Trust, Micro Cap Equity Portfolio (Nominee: Finwell & Co.) (28)	60,200	*	60,200
Wellington Trust Company, National Association Multiple Common Trust Funds Trust, Micro Cap Equity Portfolio (Nominee: Finwell & Co.) (28)	489,800	2.0%	489,800
Whitebox Multi-Strategy Partners, LP (29)	221,438	*	162,500

*      Less than 1%

(1)
Other than Chris Findlater (who received shares in connection with the Purchase Agreement, described in greater detail above under “Prospectus Summary” – “Purchase Agreement”), all selling stockholders subscribed for shares in the Offering described above under “Prospectus Summary” – “Stock Purchase Agreement”.

(2)
“Beneficial ownership” means that a person, directly or indirectly, has or shares voting or investment power with respect to a security or has the right to acquire such power within 60 days. The number of shares beneficially owned is determined as of July 17, 2014, and the percentage is based upon 25,025,510 shares of our common stock outstanding as of July 17, 2014.

(3)
Percentages are based solely on the Company’s common stock, and do not include 672,528 shares of Convertible Series A Preferred Stock issued and outstanding as of July 17, 2014, which vote one-for-one with the common stock of the Company.

(4)
The selling shareholders might not sell any or all of the shares offered by this prospectus. Because the selling shareholders may offer all or some of the shares pursuant to this offering, and because there are currently no agreements, arrangements, or understandings with respect to the sale of any of the shares, we cannot estimate the number of shares that will be held by the selling shareholders after the completion of this offering.

(5)
The address of the selling shareholder is 94 Solaris Avenue, Camana Bay, Grand Cayman, Cayman Islands KY1-1108.  Polaris Securities Inc. (the “Investment Advisor”) is the investment advisor of Altairis Offshore Levered.  The Investment Advisor is governed by a board of directors.

(6)
The address of the selling shareholder is 11470 Stone Corral Place, Gold River, CA 95670.  The natural person who exercises sole voting and investment power with regard to the shares held in the name of Atlas II, L.P. is Patty Shanley, its General Partner.

(7)
The address of the selling shareholder is 800 Nicollet Mall, Suite 2870, Minneapolis, Minnesota 55402. Gary Kohler, Brian Durst and Adam Wright, principals of Blue Clay Capital Management, LLC, the investment manager of the selling shareholder, exercise voting and investment power with regard to the securities held by Blue Clay Capital Master Fund Ltd.

(8)
The principal business address of Brio Capital is 100 Merrick Road, Suite 401W, Rockville Centre, New York 11570. Shaye Hirsch, the director of Brio Capital Master Fund Ltd (“Brio Capital”) holds voting and dispositive power over the common stock held by Brio Capital.  Mr. Hirsch expressly disclaims any equitable or beneficial ownership of these shares.

(9)
The address of the selling shareholder is P.O. Box 2430, Blaine, Washington 98231.  James J. Tiampo, the President of Verbier Management Corp., the General Partner of the selling shareholder, exercises voting and investment power with regard to the securities held by Burguete Investment Partnership, L.P.

(10)
The address of the selling shareholder is 101 California Street, Suite 3250, San Francisco, CA 94111.  Heights Capital Management, Inc., the authorized agent of Capital Ventures International (“CVI”), has discretionary authority to vote and dispose of the shares held by CVI and may be deemed to be the beneficial owner of these shares. Martin Kobinger, in his capacity as Investment Manager of Heights Capital Management, Inc., may also be deemed to have investment discretion and voting power over the shares held by CVI. Mr. Kobinger disclaims any such beneficial ownership of the shares.  Capital Ventures International is affiliated with one or more FINRA members, none of whom are currently expected to participate in the sale of shares pursuant to this prospectus.

(11)	The address of the selling shareholder is 6050 North Bay Road, Miami Beach, Florida 33140.
(12)
The address of the selling shareholder is 515 Madison Ave, Suite 4200, New York, New York 10022. Seymour L. Goldblatt and Kenneth Goldblatt control the managing member of Core Technology Fund, LLC and exercise voting and investment power with regard to the securities held by Core Technology Fund, LLC.

(13)
The address of the selling shareholder is 3100 Dundee #703, Northbrook, IL 60062.  Cranshire Capital Advisors, LLC (“CCA”) is the investment manager of Cranshire Capital Master Fund, Ltd. (“Cranshire Master Fund”) and has voting control and investment discretion over securities held by Cranshire Master Fund.  Mitchell P. Kopin (“Mr. Kopin”), the president, sole member and sole member of the Board of Managers of CCA, has voting control over CCA. As a result, each of Mr. Kopin and CCA may be deemed to have beneficial ownership (as determined under Section 13(d) of the Exchange Act) of the securities held by Cranshire Master Fund.  CCA is also the investment manager for managed accounts for Equitec Specialists, LLC (“Equitec”)(see note 16) and CCA has voting control and investment discretion over securities held in the managed accounts for Equitec.  Mr. Kopin, the president, sole member and the sole member of the Board of Managers of CCA, has voting control over CCA.  As a result, each of Mr. Kopin and CCA may be deemed to have beneficial ownership (as determined under Section 13(d) of the Exchange Act) of an additional 20,000 shares of common stock owned by Equitec.

(14)
The address of the selling shareholder is 1 Rockefeller Plaza, Suite 1205, New York, New York 10020. Empery Asset Management LP, the authorized agent of Empery Asset Master Ltd (“EAM”), has discretionary authority to vote and dispose of the shares held by EAM and may be deemed to be the beneficial owner of these shares. Martin Hoe and Ryan Lane, in their capacity as investment managers of Empery Asset Management LP, may also be deemed to have investment discretion and voting power over the shares held by EAM. EAM, Mr. Hoe, and Mr. Lane each disclaim any beneficial ownership of these shares.

(15)
The address of the selling shareholder is 1 Rockefeller Plaza, Suite 1205, New York, New York 10020. Empery Asset Management LP, the authorized agent of Empery Tax Efficient, LP, has discretionary authority to vote and dispose of the shares held by Empery Tax Efficient, LP and may be deemed to be the beneficial owner of these shares. Martin Hoe and Ryan Lane, in their capacity as investment managers of Empery Asset Management LP, may also be deemed to have investment discretion and voting power over the shares held by Empery Tax Efficient, LP. Empery Tax Efficient, LP, Mr. Hoe and Mr. Lane each disclaim any beneficial ownership of these shares.

(16)
The address of the selling shareholder is 3100 Dundee #703, Northbrook, IL 60062.  Cranshire Capital Advisors, LLC (“CCA”) is the investment manager of a managed account for Equitec Specialists, LLC (“Equitec”) and has voting control and investment discretion over securities held by Equitec in such managed account.  Mitchell P. Kopin (“Mr. Kopin”), the president, sole member and sole member of the Board of Managers of CCA, has voting control over CCA. As a result, each of Mr. Kopin and CCA may be deemed to have beneficial ownership (as determined under Section 13(d) of the Exchange Act) of the securities held by Equitec in such managed account.  CCA is also the investment manager of  Cranshire Capital Master Fund, Ltd. (“Cranshire Master Fund”)(see note 13). Mr. Kopin, the president, sole member and the sole member of the Board of Managers of CCA, has voting control over CCA.  As a result, each of Mr. Kopin and CCA may be deemed to have beneficial ownership (as determined under Section 13(d) of the Exchange Act) of an additional 80,000 shares of common stock owned by Cranshire Master Fund.  Equitec is an affiliate of a broker-dealer.  Equitec acquired the shares being registered hereunder in the ordinary course of business and at the time of the acquisition of the shares, Equitec did not have any arrangements or understandings with any person to distribute such securities.

(17)
The address of the selling shareholder is 600 W. Broadway Suite 930, San Diego, California 92101. Carl Wiese, Chief Investment Officer and Managing Member of GROW Partners LLC (“GROW”) is the sole managing member of GROW. GROW is currently a registered investment advisor with the SEC.

(18)
The address of the selling shareholder is 777 Third Ave, 30th Floor, New York, New York 10017. Hudson Bay Capital Management LP, the investment manager of Hudson Bay Master Fund Ltd., has voting and investment power over these securities. Sander Gerber is the managing member of Hudson Bay Capital GP LLC, which is the general partner of Hudson Bay Capital Management LP. Each of Hudson Bay Master Fund Ltd. and Sander Gerber disclaims beneficial ownership over these securities.

(19)
The address of the selling shareholder is 112 Route 39 North, Sherman, Connecticut 06784.  Kevin Casey, the Managing Member, exercises voting and investment power with regard to the securities held by KC Gamma Opportunity Fund LP.

(20)
The address of the selling shareholder is 655 Third Avenue, Suite 2520, New York, New York 10017.  The General Partner of Kettle Hill Partners II, LP is Kettle Hill Capital, LLC (“Kettle Hill LLC”).  The Managing Member of Kettle Hill LLC is Andrew Kurita, who exercises voting and investment power with regard to the securities held by Kettle Hill Partners II, LP.

(21)
The address of the selling shareholder is 655 Third Avenue, Suite 2520, New York, New York 10017.  The General Partner of Kettle Hill Partners, LP is Kettle Hill Capital, LLC (“Kettle Hill LLC”).  The Managing Member of Kettle Hill LLC is Andrew Kurita, who exercises voting and investment power with regard to the securities held by Kettle Hill Partners, LP.

(22)
The address of the selling shareholder is 350 Madison Avenue, 8th Floor, New York, New York 10017. The Managing Member of Kirkwood Capital Partners, LLC is Jeffrey Solomon, who exercises voting and investment power with regard to the securities held by Kirkwood Capital Partners, LLC.

(23)
The address of the selling shareholder is 515 Madison Ave, Suite 4200, New York, New York 10022. Seymour L. Goldblatt and Kenneth Goldblatt control the general partner of Leaf Investment Partners, LP and exercise voting and investment power with regard to the securities held by Leaf Investment Partners, LP.

(24)
The address of the selling shareholder is One Bridge Plaza North, Suite 695, Fort Lee NJ 07024.  Palisade Long Short Alpha Master Fund (Cayman) Limited (the “Palisade Fund”) is a Cayman Islands limited company.  Palisade Fund is controlled by its Board of Directors (comprised of Dennison T. Veru, David Bree and Kevin Phillip), and investments are managed by Palisade Capital Management, LLC, its investment manager (“PCM”).  PCM is controlled by Martin L. Berman, Dennison T. Veru, Jeffery D. Serkes, Steven E. Berman and Jack Feiler. Paul Flather, the Portfolio Manager of Palisade Fund, exercises voting and investment power over the shares held by Palisade Fund.  All shares held by Palisade Fund are collateral for advances of credit by Palisade Fund’s prime broker (Merrill Lynch).  Accordingly, Merrill Lynch may have a lien, security interest, or other claim on the shares from time to time.

(25)
The address of the selling shareholder is 60 South Sixth Street, Suite 2560, Minneapolis, Minnesota 55402.  Robert J. Evans, the Managing Partner of the selling shareholder, exercises voting and investment power with regard to the securities held by Pennington Capital.

(26)
The address of the selling shareholder is 590 Madison Avenue, 30th Floor, New York, New York 10022. Whitebox Advisors LLC is the investment manager of TER 1 LLC. Andrew Redleaf, Robert Vogel, Paul Twitchell and Jason Cross, each owners of Whitebox Advisors LLC, exercise shared voting and investment power with respect to the shares beneficially owned by TER 1 LLC.

(27)
The address of the selling shareholder is 767 3rd Ave., 32nd Floor, New York, New York 10017.  The number of shares beneficially owned prior to the offering includes shares beneficially owned by Trellus Offshore Fund Limited, Trellus Partners, II and Trellus Partners, LP, which are beneficially owned by Trellus Management Company, LLC (collectively “Trellus”) and personally by Adam Usdan. Adam Usdan exercises voting and investment power with regard to the securities held by Trellus and Trellus Small Cap Opportunity Fund LP.

(28)
The address of the selling shareholder is 280 Congress Street, Boston, MA 02210. Wellington Management Company, LLP (“Wellington”) is an investment adviser registered under the Advisers Act. Wellington acts as investment adviser to the applicable selling stockholder and exercises voting and investment control with respect to the shares held by the applicable selling stockholder. Wellington, in its capacity as investment adviser to the applicable selling stockholder, may be deemed to share beneficial ownership over the shares held by the applicable selling stockholder. Wellington, however, expressly disclaims any beneficial ownership of the shares held by the applicable selling stockholder. Wellington has advised us that beneficial ownership cannot be attributed to any single natural person within Wellington. The selling stockholder may be deemed to be an affiliate of Wellington Management Advisers, Inc. (“WMAI”), a broker-dealer and FINRA member. WMAI’s business is limited to introducing U.S. prospects and clients to the investment management capabilities of the Wellington organization, including to prospects who ultimately may purchase interests in Wellington private funds. WMAI does not engage in retail brokerage, lending, securities underwriting or proprietary trading.

(29)
The address of the selling shareholder is 3033 Excelsior Boulevard, Suite 300, Minneapolis, Minnesota 55416. Whitebox Advisors LLC is the managing member of Whitebox Multi-Strategy Advisors, LLC, the investment manager of Whitebox Multi-Strategy Partners, LP. Andrew Redleaf, Robert Vogel, Paul Twitchell and Jason Cross, each owners of Whitebox Advisors LLC, exercise shared voting and investment power with respect to the shares beneficially owned by Whitebox Multi-Strategy Partners, LP.

Relationship with Selling shareholders

As discussed in greater detail above under “Prospectus Summary” – “Purchase Agreement” and “Prospectus Summary” – “Stock Purchase Agreement”, we agreed to register the resale of the shares acquired by the selling shareholders in connection with our entry into the Purchase Agreement (as to the 500,000 shares held by Chris Findlater) and Stock Purchase Agreement (as to the 2,200,000 shares held by the other selling shareholders).

DESCRIPTION OF CAPITAL STOCK

We have authorized capital stock consisting of 750,000,000 shares of common stock, $0.001 par value per share and 50,000,000 shares of preferred stock, $0.001 par value per share (“Preferred Stock”). As of the date of this prospectus we have approximately 25,025,510 shares of common stock outstanding, 5,000,000 designated shares of Series A Convertible Preferred Stock (“Series A Preferred”) and approximately 672,528 shares of Series A Preferred outstanding and 2,000,000 designated shares of Series B Convertible Preferred Stock (“Series B Preferred Stock”), with no shares of Series B Convertible Preferred Stock outstanding.

The following description of our capital stock is a summary only and is subject to applicable provisions of the Nevada Revised Statutes, and our Articles of Incorporation and Bylaws, each as amended and restated, from time to time. You should refer to, and read this summary together with, our Articles of Incorporation, designations of preferred stock and Bylaws, each as amended and restated from time to time, to review all of the terms of our capital stock. Our Articles of Incorporation and amendments thereto are incorporated by reference as exhibits to the registration statement of which this prospectus is a part and other reports incorporated by reference herein.

Common Stock

Each share of our common stock is entitled to equal dividends and distributions per share with respect to the common stock when, as and if declared by our Board of Directors. No holder of any shares of our common stock has a preemptive right to subscribe for any of our securities, nor are any shares of our common stock subject to redemption or convertible into other securities. Upon liquidation, dissolution or winding-up of the Company, and after payment to our creditors and preferred shareholders, if any, our assets will be divided pro rata on a share-for-share basis among the holders of our common stock. Each share of our common stock is entitled to one vote on all shareholder matters. Shares of our common stock do not possess any cumulative voting rights.

The presence of the persons entitled to vote a majority of the outstanding voting shares on a matter before the stockholders shall constitute the quorum necessary for the consideration of the matter at a stockholders’ meeting.

The vote of the holders of a majority of the shares voted on each matter at a meeting at which a quorum is present shall constitute an act of the stockholders, except for the election of directors, who shall be appointed by a plurality of the shares entitled to vote at a meeting at which a quorum is present. The common stock does not have cumulative voting rights, which means that the holders of 51% of the common stock voting for election of directors can elect 100% of our directors if they choose to do so.

Our common stock is listed and traded on the Nasdaq Capital Market under the symbol “VTNR”.

Preferred Stock

Shares of Preferred Stock may be issued from time to time in one or more series, each of which shall have such distinctive designation or title as shall be determined by our Board of Directors (“Board of Directors”) prior to the issuance of any shares thereof. Preferred Stock shall have such voting powers, full or limited, or no voting powers, and such preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof, as shall be stated in such resolution or resolutions providing for the issue of such class or series of Preferred Stock as may be adopted from time to time by the Board of Directors prior to the issuance of any shares thereof. The number of authorized shares of Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the voting power of all the then outstanding shares of our capital stock entitled to vote generally in the election of the directors, voting together as a single class, without a separate vote of the holders of the Preferred Stock, or any series thereof, unless a vote of any such holders is required pursuant to any Preferred Stock Designation.

The powers, preferences and relative, participating, optional and other special rights of each class or series of Preferred Stock, and the qualifications, limitations or restrictions thereof, if any, may differ from those of any and all other series at any time outstanding.

Series A Preferred

Holders of outstanding shares of Series A Preferred are entitled to receive dividends, when, as, and if declared by our Board of Directors. No dividends or similar distributions may be made on shares of capital stock or securities junior to our Series A Preferred until dividends in the same amount per share on our Series A Preferred have been declared and paid. In connection with a liquidation, winding-up, dissolution or sale of the Company, each share of our Series A Preferred is entitled to receive $1.49 prior to similar liquidation payments due on shares of our common stock or any other class of securities junior to the Series A Preferred. Shares of Series A Preferred are not entitled to participate with the holders of our common stock with respect to the distribution of any remaining assets of the Company.

Each share of Series A Preferred is entitled to that number of votes equal to the number of whole shares of common stock into which it is convertible. Generally, holders of our common stock and Series A Preferred vote together as a single class.

Shares of Series A Preferred automatically convert into shares of our common stock on the earliest to occur of the following:

•	The affirmative vote or written consent of the holders of a majority of the then-outstanding shares of Series A Preferred;

•
If the closing market price of our common stock averages at least $15.00 per share over a period of 20 consecutive trading days and the daily trading volume averages at least 7,500 shares over such period;

•	If we consummate an underwritten public offering of our securities at a price per share not less than $10.00 and for a total gross offering amount of at least $10 million; or

•	If a sale of the Company occurs resulting in proceeds to the holders of Series A Preferred of a per share amount of at least $10.00.

Each share of Series A Preferred converts into one share of common stock, subject to adjustment.

Series B Preferred Stock

The Series B Preferred Stock has the following rights, preferences and limitations:

•
The Series B Preferred Stock includes a liquidation preference which is junior to the Company’s previously outstanding shares of preferred stock, senior securities and other security holders as provided in further detail in the Designation;

•
The Series B Preferred Stock is convertible into shares of the Company’s common stock on a one for one basis at a conversion price of $1.00 per share, provided that the Series B Preferred Stock automatically converts into shares of the Company’s common stock on a one for one basis if the Company’s common stock trades above $2.00 per share for a period of 10 consecutive trading days;

•	The Series B Preferred Stock has no voting rights (other than on matters concerning the Series B Preferred Stock as further described in the Designation); and

•
The Company is obligated to redeem any unconverted shares of Series B Preferred Stock in cash at $1.00 per share on the third anniversary date of the original issuance date of each share of Series B Preferred Stock.

From June 2nd to June 15th, 2011 (ten (10) consecutive trading days), the trading price of the Company’s common stock on the Over-The-Counter Bulletin Board closed at equal to or greater than $2.00 per share, which triggered the automatic conversion provision of the 600,000 outstanding shares of Series B Preferred Stock. As a result, effective June 15, 2011, all 600,000 previously outstanding shares of Series B Preferred Stock automatically converted, without any required action by any holder thereof, into 600,000 shares of the Company’s common stock.

Anti-Takeover Provisions Under The Nevada Revised Statutes

Business Combinations

Sections 78.411 to 78.444 of the Nevada revised statues (the “NRS”) prohibit a Nevada corporation from engaging in a "combination" with an "interested stockholder" for three years following the date that such person becomes an interested shareholder and place certain restrictions on such combinations even after the expiration of the three-year period. With certain exceptions, an interested stockholder is a person or group that owns 10% or more of the corporation's outstanding voting power (including stock with respect to which the person has voting rights and any rights to acquire stock pursuant to an option, warrant, agreement, arrangement, or understanding or upon the exercise of conversion or exchange rights) or is an affiliate or associate of the corporation and was the owner of 10% or more of such voting stock at any time within the previous three years.

A Nevada corporation may elect not to be governed by Sections 78.411 to 78.444 by a provision in its articles of incorporation. We have such a provision in our articles of incorporation, as amended, pursuant to which we have elected to opt out of Sections 78.411 to 78.444; therefore, these sections do not apply to us.

Control Shares

Nevada law also seeks to impede "unfriendly" corporate takeovers by providing in Sections 78.378 to 78.3793 of the NRS that an "acquiring person" shall only obtain voting rights in the "control shares" purchased by such person to the extent approved by the other shareholders at a meeting. With certain exceptions, an acquiring person is one who acquires or offers to acquire a "controlling interest" in the corporation, defined as one-fifth or more of the voting power. Control shares include not only shares acquired or offered to be acquired in connection with the acquisition of a controlling interest, but also all shares acquired by the acquiring person within the preceding 90 days. The statute covers not only the acquiring person but also any persons acting in association with the acquiring person.

A Nevada corporation may elect to opt out of the provisions of Sections 78.378 to 78.3793 of the NRS. We have no provision in our articles of incorporation pursuant to which we have elected to opt out of Sections 78.378 to 78.3793; therefore, these sections do apply to us.

Removal of Directors

Section 78.335 of the NRS provides that 2/3rds of the voting power of the issued and outstanding shares of the Company are required to remove a Director from office. As such, it may be more difficult for shareholders to remove Directors due to the fact the NRS requires greater than majority approval of the shareholders for such removal.

Transfer Agent

The transfer agent for our common stock is Continental Stock Transfer & Trust Company, 17 Battery Place, 8th Floor, New York, New York 10004.

PLAN OF DISTRIBUTION

We are registering for resale by the selling shareholders and certain transferees a total of 2,700,000 shares of common stock. We will not receive any of the proceeds from the sale by the selling shareholders of the shares of common stock. We will bear all fees and expenses incident to our obligation to register the shares of common stock. If the shares of common stock are sold through broker-dealers or agents, the selling stockholders will be responsible for any compensation to such broker-dealers or agents.

The selling shareholders may pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time pursuant to this prospectus.

The selling shareholders also may transfer and donate the shares of common stock in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The selling shareholders will sell their shares of Common Stock subject to the following:

•
all of a portion of the shares of common stock beneficially owned by the selling shareholders or their perspective pledgees, donees, transferees or successors in interest, may be sold on the OTC Bulletin Board Market, any national securities exchange or quotation service on which the shares of our common stock may be listed or quoted at the time of sale, in the over-the counter market, in privately negotiated transactions, through the writing of options, whether such options are listed on an options exchange or otherwise, short sales or in a combination of such transactions;

•	each sale may be made at market price prevailing at the time of such sale, at negotiated prices, at fixed prices or at carrying prices determined at the time of sale;

•
some or all of the shares of common stock may be sold through one or more broker-dealers or agents and may involve crosses, block transactions or hedging transactions. The selling shareholders may enter into hedging transactions with broker-dealers or agents, which may in turn engage in short sales of the common stock in the course of hedging in positions they assume. The selling shareholders may also sell shares of common stock short and deliver shares of common stock to close out short positions or loan or pledge shares of common stock to broker-dealers or agents that in turn may sell such shares; and

•
in connection with such sales through one or more broker-dealers or agents, such broker-dealers or agents may receive compensation in the form of discounts, concessions or commissions from the selling shareholders and may receive commissions from the purchasers of the shares of common stock for whom they act as broker-dealer or agent or to whom they sell as principal (which discounts, concessions or commissions as to particular broker-dealers or agents may be in excess of those customary in the types of transaction involved). Any broker-dealer or agent participating in any such sale may be deemed to be an “underwriter” within the meaning of the Securities Act and will be required to deliver a copy of this prospectus to any person who purchases any share of common stock from or through such broker-dealer or agent. we have been advised that, as of the date hereof, none of the selling shareholders have made any arrangements with any broker-dealer or agent for the sale of their shares of common stock.

The selling shareholders and any broker-dealer participating in the distribution of the shares of common stock may be deemed to be “underwriters” within the meaning of the Securities Act, and any profits realized by the selling shareholders and any commissions paid, or any discounts or concessions allowed to any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act. In addition, any shares of common stock covered by this prospectus which qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this prospectus. A selling stockholder may also transfer, devise or gift the shares of common stock by other means not covered in this prospectus in which case the transferee, devisee or giftee will be the selling stockholder under this prospectus.

If required at the time a particular offering of the shares of common stock is made, a prospectus supplement or, if appropriate, a post-effective amendment to the shelf registration statements of which this prospectus is a part, will be distributed which will set forth the aggregate amount of shares of common stock being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers.

Under the securities laws of some states, the shares of common stock may be sold in such states only through registered or licensed brokers or dealers. in addition, in some states the shares of common stock may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with. There can be no assurance that any selling shareholder will sell any or all of the shares of common stock registered pursuant to the shelf registration statement, of which this prospectus forms a part.

The selling shareholders and any other person participating in such distribution will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the shares of common stock by the selling shareholders and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the shares of common stock to engage in market-making activities with respect to the shares of common stock. All of the foregoing may affect the marketability of the shares of common stock and the ability of any person or entity to engage in market-making activities with respect to the shares of common stock.

We will bear all expenses of the registration of the shares of common stock including, without limitation, Securities and Exchange Commission filing fees and expenses of compliance with the state securities of “blue sky” laws. The selling shareholders will pay all underwriting discounts and selling commissions and expenses, brokerage fees and transfer taxes, as well as the fees and disbursements of counsel to and experts for the selling shareholders, if any. We will indemnify the selling shareholders (other than Chris Findlater) against liabilities, including some liabilities under the Securities Act, in accordance with the registration rights agreement or the selling stockholder will be entitled to contribution. We will be indemnified by the selling shareholders (other than Chris Findlater) against civil liabilities, including liabilities under the Securities Act that may arise from any written information furnished to us by the selling shareholders for use in this prospectus, in accordance with the related securities purchase agreement or will be entitled to contribution once sold under this shelf registration statement, of which this prospectus forms a part, the shares of common stock will be freely tradable in the hands of persons other than our affiliates.

EXPERTS

The consolidated balance sheets of the Company as of December 31, 2013 and 2012, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years then ended, appearing in the Company’s Annual Report on Form 10-K for the year ended December 31, 2013 have been audited by LBB & Associates Ltd., LLP, as set forth in their report thereon, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firms as experts in accounting and auditing.

The financial statements of Omega Refining, LLC incorporated in this Prospectus by reference to Form 8-K/A filed with the Securities and Exchange Commission on July 17, 2014, for the years ended December 31, 2013 and 2012, have been audited by Hein & Associates LLP, an independent registered public accounting firm, as stated in their report incorporated by reference herein, and have been so incorporated in reliance upon such report and upon the authority of such firm as experts in accounting and auditing.

 LEGAL MATTERS

The validity of the securities offered by this prospectus have been passed upon for us by The Loev Law Firm, PC. David M. Loev, the manager and sole owner of The Loev Law Firm, PC, beneficially owns 7,500 shares of common stock and stock options to purchase 10,000 shares of our common stock at an exercise price of $1.20 per share, of which all of such options have fully vested, and which options have a term of 10 years and expire in May 2018.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly, and current reports, proxy statements and other information with the Securities and Exchange Commission (“SEC”). Our SEC filings are available to the public over the Internet at the SEC’s web site at www.sec.gov and on the “Investor Relations,” “SEC Filings” page of our website at www.vertexenergy.com. Information on our web site is not part of this prospectus, and we do not desire to incorporate by reference such information herein. You may also read and copy any document we file with the SEC at the SEC’s Public Reference Room at 100 F Street N.E., Washington, D.C. 20549. You can also obtain copies of the documents upon the payment of a duplicating fee to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC like us. Our SEC filings are also available to the public from the SEC’s website at http://www.sec.gov.

This prospectus is part of the registration statement and does not contain all of the information included in the registration statement. Whenever a reference is made in this prospectus to any of our contracts or other documents, the reference may not be complete and, for a copy of the contract or document, you should refer to the exhibits that are a part of the registration statement.

This prospectus omits some information contained in the registration statement in accordance with SEC rules and regulations. You should review the information and exhibits included in the registration statement for further information about us and the securities we are offering. Statements in this prospectus concerning any document we filed as an exhibit to the registration statement or that we otherwise filed with the SEC are not intended to be comprehensive and are qualified by reference to these filings and documents. You should review the complete document to evaluate these statements.

INCORPORATION OF DOCUMENTS BY REFERENCE

The Securities and Exchange Commission allows us to “incorporate by reference” into this prospectus the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus from the date on which we file that document. Any reports filed by us with the SEC (i) on or after the date of filing of the registration statement and (ii) on or after the date of this prospectus and before the termination of the offering of the securities by means of this prospectus will automatically update and, where applicable, supersede information contained in this prospectus or incorporated by reference into this prospectus.

We incorporate by reference the documents listed below, all filings filed by us pursuant to the Exchange Act after the date of the registration statement of which this prospectus forms a part prior to effectiveness of such registration statement, and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, prior to the time that all securities covered by this prospectus have been sold; provided, however, that we are not incorporating any information furnished under either Item 2.02 or Item 7.01 of any current report on Form 8-K:

•	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2013, filed with the SEC on March 25, 2014;

•	Our Definitive Proxy Statement on Schedule 14A for our 2014 Annual Meeting of Shareholders, filed with the SEC on April 23, 2014;

•	Our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2014, filed with the SEC on May 13, 2014;

•
Our Current Reports on Form 8-K and Form 8-K/A (other than information furnished rather than filed) filed with the SEC on January 16, 2014; March 19, 2014; April 15, 2014; May 6, 2014; May 28, 2014; June 6, 2014; June 24, 2014, and July 17, 2014; and

•
The description of our common stock contained in our Registration Statement on Form 8-A, filed with the SEC on February 12, 2013 (File No. 001-11476) pursuant to Section 12(b) of the Exchange Act, including any amendment or report filed for the purpose of updating such description.

Copies of documents incorporated by reference, excluding exhibits except to the extent such exhibits are specifically incorporated by reference, are available from us without charge, upon oral or written request to:

Vertex Energy, Inc.
1331 Gemini Street, Suite 250
Houston, TX 77058
Attn: Chris Carlson, Secretary
Phone: (866) 660-8156
Fax: (281) 754-4185

All documents filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, excluding any information in those documents that are deemed by the rules of the SEC to be furnished but not filed, after the date of this filing and before the termination of this offering shall be deemed to be incorporated in this prospectus and to be a part hereof from the date of the filing of such document. Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for all purposes to the extent that a statement contained in this prospectus, or in any other subsequently filed document which is also incorporated or deemed to be incorporated by reference, modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus. You will be deemed to have notice of all information incorporated by reference in this prospectus as if that information was included in this prospectus.

Statements made in this prospectus or in any document incorporated by reference in this prospectus as to the contents of any contract or other document referred to herein or therein are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the documents incorporated by reference, each such statement being qualified in all material respects by such reference.

We maintain an Internet website at www.vertexenergy.com where the incorporated reports listed above can be accessed. Neither this website nor the information on this website is included or incorporated in, or is a part of, this prospectus.

VERTEX ENERGY, INC.

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2,700,000 Shares of Common Stock
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PROSPECTUS

You should rely only on the information contained in this prospectus. No dealer, salesperson or other person is authorized to give information that is not contained in this prospectus. This prospectus is not an offer to sell nor is it seeking an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is correct only as of the date of this prospectus, regardless of the time of the delivery of this prospectus or the sale of these securities.